                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           Sunpoint Securities, Inc.
                (Name of Small Business Issuer in Its Charter)


             Texas                                        75-2294508
     (State or Other Jurisdiction of                (I.R.S. Employer
     Incorporation or Organization)              Identification No.)

     Van R. Lewis, III
     Chairman and Chief Executive Officer
     911 W. Loop 281
     Third Floor
     Longview, Texas                                           75604
     (Address of Principal Executive Offices)             (Zip Code)

     (903) 759-3530
     (Issuer's Telephone Number)


     Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange on
Title of Each Class to be so Registered    Which Each Class Is to be Registered
---------------------------------------    ------------------------------------

        Series A Common Stock              Chicago Stock Exchange, Incorporated


     Securities to be registered under Section 12(g) of the Act:

                                     None

                           Exhibit Index on Page 70
                           ------------------------
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                               TABLE OF CONTENTS
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                                                                                                                            Page No.
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PART I

ITEM 1.     DESCRIPTION OF BUSINESS.....................................................................................          3

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...................................................         13

ITEM 3.     DESCRIPTION OF PROPERTY.....................................................................................         27

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............................................         28

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS...............................................         29

ITEM 6.     EXECUTIVE COMPENSATION......................................................................................         35

item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................................         37

ITEM 8.     DESCRIPTION OF SECURITIES...................................................................................         39

PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON SUNPOINT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.....................         42

ITEM 2.     LEGAL PROCEEDINGS...........................................................................................         43

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...............................................................         44

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.....................................................................         44

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS...................................................................         47

PART F/S    FINANCIAL STATEMENTS AS OF OCTOBER 31, 1998 AND 1997 AND INDEPENDENT AUDITOR'S REPORT AND
            UNAUDITED FINANCIAL STATEMENTS AS OF APRIL 30, 1999 AND 1998................................................         50

PART III

ITEM 1.     INDEX TO EXHIBITS...........................................................................................         70

ITEM 2.     DESCRIPTION OF EXHIBITS.....................................................................................         71

Signature Page..........................................................................................................         72
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                              PART I - FORM 10-SB

ITEM 1: DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

General Description
-------------------

Sunpoint Securities, Inc. ("Sunpoint") operates as a full service, retail securities broker/dealer that provides securities transactions processing and other clearing services to customers throughout the United States. Sunpoint maintains a fully disclosed relationship with Pershing Division, Donaldson, Lufkin & Jenrette Securities Corporation for customer accounts whose aggregate value exceeds Sunpoint's Securities Investor Protection Corporation ("SIPC") coverage. Sunpoint has no correspondent clearing arrangements at present and, therefore, does not offer these services. Management intends to offer these services as soon as regulatory approval can be obtained. Sunpoint holds no inventory and does not make markets in any securities. Management anticipates offering on-line account information access to customers by October 1999.

All transactions processed originate through Sunpoint's registered representatives who are licensed with and regulated by the National Association of Securities Dealers, Inc. (the "NASD"). These registered representatives are associated with Sunpoint by written registered representative agreements (that either Sunpoint or the representative may terminate at any time) as independent contractors.

The principal office of Sunpoint Securities, Inc. is located at 911 W. Loop 281, Third Floor, Longview, Texas 75604, telephone number (903) 759-3530.

Development of Sunpoint
-----------------------

Sunpoint was incorporated on September 25, 1989, as Lewis Financial Group, Inc., a Texas Corporation, and obtained the right to do business in Texas under the assumed name "Sun Financial Group." On September 25, 1990, the Articles of Incorporation were subsequently amended to change the name of the corporation to Sunpoint Securities, Inc. In September 1995, Sunpoint obtained the right to do business in Texas under the assumed name "Advanced Financial Services." Sunpoint obtained this assumed name in connection with its sales of fixed insurance-based products. There was and is a Texas corporation named Advanced Financial Services, Inc., which is not and never was owned, operated, or controlled by Sunpoint. Sunpoint included and includes the employees of Advanced Financial Services, Inc. among its independent registered representatives and serves as the broker/dealer through which commissions for insurance-based variable product sales by all of Sunpoint's registered representatives (including those with Advanced Financial Services, Inc.) are processed.

In October 1996, Sunpoint entered into a Plan and Agreement of Merger with Radair, Inc., a Nevada Corporation ("Radair") classified as a "debtor in possession" pursuant to Chapter 11 of the United States Code. Pursuant to
Article 5.05 of the Texas Business Corporation

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Act, Radair was merged into Sunpoint effective upon issuance of the Certificate of Merger on December 18, 1996.

The net effect of the merger of Radair was that approximately 38,802 shares of Sunpoint's Series A Common Stock were issued to additional shareholders. Radair was a new product development stage company attempting to design and manufacture onboard weather radar for commercial planes. As a result of the merger, Sunpoint assumed all debts and liabilities of Radair. All liquidated debts of Radair were dissolved by issuance of Sunpoint's Series A Common Stock; however, to the extent any potential noncreditor claims based on actions of Radair exist, Sunpoint may be held liable. Sunpoint's merger with Radair allowed Sunpoint to be traded on the NASDAQ bulletin board.

BUSINESS OF ISSUER

History of Business
-------------------

Since its incorporation in 1989, Sunpoint conducted business as a fully disclosed broker/dealer. Sunpoint's business operations and revenue increased each year by the acquisition of additional registered representatives, which correspondingly increased the volume of trading, the types of products, and total gross revenue each year.

In 1994, Mr. Lewis, Sunpoint's founder and controlling shareholder, began to develop his vision of making Sunpoint a clearing broker/dealer and to achieve utilization of wide-area, remote order entry technology, offer highly competitive execution and clearing costs, and provide the highest quality of service to registered representatives and their customers. From 1994 to 1997, capital was raised, staff was trained, computer systems were installed, and requisite memberships and approvals were obtained. By becoming a clearing broker/dealer in June of 1997, Sunpoint was able to provide quality, efficient clearing services utilizing remote order entry and account access to its registered representatives.

By August of 1996, Sunpoint became a member of the Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC") in New York. The following month Sunpoint entered into a clearing arrangement with Pershing Co., a member of the Options Clearing Corporation ("OCC"), to clear Sunpoint's options trades and provide fully-disclosed services. During this same month, Sunpoint entered into a relationship with Mercantile Bank and Trust of St. Louis, Missouri, to provide settlement bank services. In July of 1997, Sunpoint's Series A Common Stock became publicly traded on the NASDAQ bulletin board as "SNPC."

In January of 1999, the Board of Directors was expanded from a sole director to five directors. In the same month, application was made for listing of Sunpoint's Series A Common Stock on the Chicago Stock Exchange, Incorporated. That application is pending.

Sunpoint's Products and Services
--------------------------------

Sunpoint provides transactions processing and clearing services for securities for registered representatives with primarily individual, retail customers. Sunpoint's focus is in establishing a vehicle by which the independent

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registered representative can provide quality service and assistance to their customer base. Sunpoint determines the product line made available to its registered representatives and customers based on existing support levels and regulatory requirements. The following products and/or services are made available through Sunpoint:

               .    Stocks
               .    Corporate Debt Bonds
               .    Municipal Bonds
               .    Government Bonds and Notes
               .    Asset-Backed Securities
               .    Mortgage-Backed Securities
               .    Options
               .    Mutual Funds/Unit Investment Trusts
               .    Private Placements *
               .    Limited Partnerships *
               .    Certificates of Deposit
               .    New Issue Public Offerings
               .    Fixed and Variable Insurance Annuities
               .    Variable Life Insurance
               .    Financial Planning
               .    Retirement Plans
               .    Margin Loans
               .    Fee Based Investment Advisory Services *

* The sales volume of these products and services has greatly diminished in the past few years due to changes in product mix.

Product Selection Method
------------------------

Sunpoint has established a product selection committee, comprised of principals and department management of Sunpoint, with the mission to review current and potential products to determine the following:

     .    Regulatory Requirements
     .    System and Support Requirements
     .    Suitability based on Investment Objectives
     .    Cost/Revenue Projections
     .    Exposure and Liability

The committee's goal is to analyze each current and potential product to determine product viability within the current market conditions and the cost and exposure to Sunpoint. Any new product, prior to its introduction to Sunpoint's registered representatives and their customers, must be approved by this committee. A due diligence checklist is now required for each proposed product prior to its consideration by the committee for a selling agreement.

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Recent Changes in Products and Services
---------------------------------------

As Sunpoint has developed, the principal products and services provided have changed as set forth below.

                             Discontinued Products

The direct participation products, including limited partnerships and private placements, have been severely curtailed as the clearing business has increased. Since Fiscal 1997, Sunpoint has established a policy of offering no new limited partnerships. Direct participation product sales do not utilize the fixed investment in the clearing operation and expose Sunpoint to greater future potential liabilities. Since the decrease in the direct participation business, commission revenue has been replaced by increased commission revenue from sales of stocks, bonds, options, mutual funds, and unit investment trusts; there has been no material loss of revenue.

Sunpoint also has a limited history of offering commodities transactions through a licensed affiliate from April 1995 to May 1997. These products were discontinued due to lack of interest from registered representatives in the commodities business and lack of sales by interested registered representatives.

                     Custodial Care of Retirement Accounts

Sunpoint was granted authorization by the Internal Revenue Service to become a custodian for its retirement accounts in March 1998. Effective April 15, 1998, the former trustee, City National Bank, no longer performed this function. Sunpoint's accounting system, Phase 3, provides the maintenance and tax reporting for retirement accounts. Sunpoint has utilized this portion of the system since its conversion to self-clearing in June 1997. Sunpoint has also established a relationship with Universal Pension, Inc. to provide advice on a transaction-by-transaction basis relating to tax reporting requirements, legislative rulings, and forms and to act as a specialist in consulting Sunpoint in its capacity as a custodian.

Sunpoint absorbs all costs for maintaining the retirement accounts. This includes setup and annual fees. This costs Sunpoint approximately $100,000 per year with its existing customer base. As a result of Sunpoint's new status as custodian for these accounts, Sunpoint now offers Roth Individual Retirement Accounts ("IRAs"), Traditional IRAs, and Educational IRAs.

The net effect of this decision to offer free IRA accounts is the appeal it has for customers. Most customers have a regular brokerage account in addition to their IRA. IRA products allow Sunpoint to serve as a loss leader and is a good selling point in recruiting registered representatives. When City National Bank acted as Custodian for Sunpoint's IRAs, Sunpoint paid fees to the bank of approximately $100,000. While offering free IRAs is a loss of potential revenue, Sunpoint no longer incurs additional administrative expenses in obtaining this service. Therefore, the actual impact on the financials from this Custodian status has been minimal.

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                               Clearing Services

Sunpoint completed its conversion to a self-clearing environment in June 1997. The purpose was threefold: (1) to reduce overall operating expenses with continued growth, (2) to provide greater control in customer service and support levels, and (3) to establish an environment in which Sunpoint has the freedom to develop and support new and existing product lines. Sunpoint now offers its registered representatives the ability to deal directly with back office clearing and accounting staff, which results in more timely and efficient transactions processing for the customers. Sunpoint currently offers clearing services to its registered representatives.

Future Products and Services
----------------------------

                            Correspondent Services

It is Sunpoint's intention to seek approval of the NASD and NSCC in 1999 to be allowed to offer correspondent services. It was Sunpoint's intention to offer correspondent services when the decision was made to convert to self-clearing. Most self-clearing firms offer correspondent services resulting in increasing transaction volume that generates lower unit fixed costs of providing products or services. However, Sunpoint realizes that the size of the correspondents it can service is directly related to Sunpoint's capital. With this in mind, Sunpoint's target market for these services is the small broker/dealer that averages fewer than 500 transactions per month.

                             Online Account Access

To be competitive in the securities industry, timely access to information is crucial. Sunpoint, through its Management Information Systems Division ("MIS"), will provide by the end of July, 1999, its registered representatives with the following system support and functionality:

     .    On-line access to customer account activity and positions
     .    Quotation Services

Currently, Sunpoint is enhancing its computer systems to provide real-time access to customer accounts through the Internet so that registered representatives and their customers can view customer activity as it is updated throughout the day as opposed to a batch-processing update of the prior day's business. Management anticipates that this enhancement to existing services will be available by the end of July, 1999.

Communications systems abilities are also being updated on a system-wide basis to provide for email to encompass all registered representative locations and the corporate office. Through the use of email, all reports currently printed will be available to registered representatives on-line, which will enable the customers to be provided with this information, when requested, on a more timely basis.

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Principal Market
----------------

Sunpoint competes with all retail broker/dealers and financial services companies offering securities transactions to the public through a commissioned sales force. Sunpoint offers a wide variety of products and services to retail customers, including: stocks, corporate debt bonds, municipal bonds, government bonds and notes, asset-backed securities, mortgage-backed securities, options, mutual funds, and unit investment trusts, some private placements, some limited partnerships, certificates of deposit, new issue public offerings, fixed and variable life insurance, financial planning, retirement planning, margin loans, and fee based investment advisory services. Sunpoint does not target any particular niche product but rather competes for quality registered representatives which provide products and services to primarily individual retail customers.

Sunpoint has identified its target market in recruiting registered representatives and established concise selection standards for profiling potential registered representatives. This was accomplished in December of 1997. To ensure the Sunpoint standards are maintained, a Broker Selection Committee was established within the Recruiting and Compliance Departments. Parameters were identified as to Sunpoint's risk tolerance. Standards were also established to further identify what merits a continued relationship with Sunpoint. An annual review is conducted by members of Management to determine if any relationships will be terminated. This review encompasses production levels, as well as operating and compliance factors.

Competitive Conditions
----------------------

Sunpoint's market is highly competitive. The principal factors affecting competition in the securities brokerage industry are quality of services, relative prices of services, range and selection of products offered, and the courtesy and efficiency of back office customer accounting services. Sunpoint competes with others in the financial services industry with respect to the recruiting of new registered representatives and the retention of current registered representatives. Sunpoint seeks out the association of quality registered representatives who wish to operate in an independent environment.

Sunpoint competes for quality registered representatives by offering many advantages of an independent broker/dealer, which include defining the type of customer services offered, office space, and higher levels of technology. Registered representatives are offered the quality services of a clearing firm with direct access to back office personnel for timely and effective processing of their customers' transactions which also enables the registered representative to reduce the amount of processing charges applied to each transaction. This results in higher compensation to the registered representative while offering the same or lower costs to the customer. Sunpoint also competes for quality registered representatives by offering a wide selection of independent products which allows the registered representatives to consider customer needs without regard to proprietary products. Finally, Sunpoint offers several advantages many broker/dealers do not which include toll free voice and fax lines to the home office, ability to access customer accounts instantaneously (as of July, 1999), weekly pay on direct trades, a bond desk with access to over 10,000 municipal, government, and corporate bonds, quality due diligence and compliance oversight, ability to download lists of bonds, email capability, and a website to assist in marketing efforts.

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Sunpoint also competes by lowering unit costs, which enables Sunpoint to provide products and services at a lower cost. Management is attempting to lower these unit costs through the identification and capitalization on economies of scale in Sunpoint's operational and computer systems processes. In addition, Sunpoint undertakes periodic reviews of all vendor and organizational relationships to ensure cost competitive structures.

Lack of approval to offer correspondent services and present SIPC coverage are limitations, which represent negative factors regarding Sunpoint's competitive position.

Sunpoint competes directly with national and regional full service broker/dealers and, to a lesser extent, with discount brokers, dealers, investment advisers, and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital, financial, and other resources than Sunpoint. Sunpoint expects competition from commercial banks to increase as a result of recent legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities.

Sunpoint also expects to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and consequently may be able to offer certain customers more attractive pricing or other terms, than Sunpoint offers. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries such as Sunpoint, Sunpoint's operating results could be adversely affected.

Dependence on Key Customers
---------------------------

In Management's opinion, no material part of the business of Sunpoint is dependent upon a single customer or group of customers, the loss of any one of which would have a materially adverse effect on Sunpoint, and no one customer or group of affiliated customers accounts for as much as 10% of Sunpoint's revenues.

Sunpoint, in its capacity as a retail self-clearing broker/dealer, extends credit to its customers for margin accounts. There is risk that a customer will default on payment of margin loans. Credit policies and margin maintenance requirements are set by Sunpoint to minimize these risks. An in-house analysis in October 1998 by the Financial Operations Principal indicated Sunpoint has 90% of its margin accounts maintaining a debit balance of $50,000 or less. Only two accounts, out of a total of 444 accounts, held a margin debit in excess of $400,000.

Customers' securities transactions are effected on either a cash or margin basis. Federal regulations prescribe the minimum original margin that must be deposited by securities purchasers, and exchange regulations prescribe the minimum margins that must be maintained by customers. Sunpoint imposes

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margin maintenance requirements that are equal to or exceed those required by exchange regulations. Such requirements are intended to reduce the risk assumed by Sunpoint that a market decline will reduce the value of a customer's collateral below the amount of the customer's indebtedness before the collateral can be sold.

Dependence on Technology
------------------------

Sunpoint's business is highly dependent on communications and information systems, many provided from service vendors. Any failure or interruption of such systems could cause delays in securities trading activities and an inability to execute customer transactions, which could have a material adverse effect on operating results of Sunpoint. Sunpoint does maintain a Disaster Recovery Plan with off-site provisions for emergency operations if necessary. There can be no assurance that Sunpoint will not suffer any such systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war, or otherwise. Also, there is no guarantee that the back-up disaster procedures of Sunpoint and capabilities in the event of any such failure or interruption will be adequate.

Year 2000 ("Y2K") Issues
------------------------

The "year 2000 issue" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail due to an inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00."

Sunpoint is evaluating its computer systems to determine which modifications and expenditures will be necessary to make its systems compatible with year 2000 requirements. Sunpoint believes that their systems will be year 2000 compliant upon implementation of such modifications and intends to bring all of its systems into compliance or have them replaced by September 1999. Sunpoint currently estimates that the total cost of such modifications will not be material to its operations. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. Sunpoint is highly reliant upon third party vendors. Sunpoint has requested all of its vendors be year 2000 compliant and has obtained representation letters to the effect that they will be compliant by December 31, 1999. There can be no assurance that the systems of other companies on which Sunpoint's systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the systems or operations of Sunpoint.

Government Regulation
---------------------

The securities industry is subject to extensive regulation by the United States Securities and Exchange Commission (the "SEC"), state securities regulators, and other governmental regulatory authorities. The SEC has been given by statute the ultimate regulatory authority over the participants in the securities industry. The exchanges and the NASD have been assigned regulatory authority over their

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members by the SEC. The designated examining authority for Sunpoint is the NASD.
Sunpoint is under the direction of the Dallas District of the NASD (District 6). Areas of regulation include sales practices, capital requirements, record keeping, customer protection, conduct of employees, and disputes arising between Sunpoint and other dealers or customers. The SEC and NASD have authority to conduct administrative proceedings which can result in fine, censure, civil penalties, the issuance of cease-and-desist orders, the deregistration or suspension of the noncompliant broker/dealer, the suspension or disqualification of the broker/dealer's officers or employees, or other adverse consequences. New rules or changes in existing rules can affect the operation and profitability of Sunpoint. The stated purposes of regulation are protection of the customers and to insure an orderly market and not protection of the creditors and shareholders of broker/dealers.

The regulatory environment is also subject to change. Sunpoint may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or the NASD. Sunpoint also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by designated examining authorities.

Sunpoint is registered as a broker/dealer and as an investment adviser with the SEC. Sunpoint is registered as a broker/dealer in 50 states and the District of Columbia, and, in addition, is registered as an investment adviser in certain states that require such registration. Sunpoint is subject to extensive regulation, primarily for the benefit of its customers, including minimum capital requirements, which are promulgated and enforced by, among others, the SEC, the NASD, and the securities administrators of the 50 states and the District of Columbia.

Sunpoint is a member of the SIPC, which, in the event of liquidation of a broker/dealer, provides protection for customers' securities accounts held by Sunpoint of up to $500,000 for each eligible customer, subject to a limitation of $100,000 for claims for cash balances.

As a broker/dealer and as a member firm of the NASD, Sunpoint is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the SEC which provides that a broker/dealer doing business with the public must maintain certain net minimum capital and shall not permit its aggregate indebtedness to exceed certain specified limitations. The rule is designed to measure a firm's financial integrity and liquidity. A broker/dealer may be required to reduce its business and restrict withdrawal of subordinated capital if its net capital drops below specified levels and also may be prohibited from expanding its business or declaring cash dividends. In addition, failure to maintain the required net capital may subject a broker/dealer to disciplinary actions by the SEC, the NASD, and state securities administrators, including fines, censure, suspension, or expulsion. The Uniform Net Capital Rule limits the uses Sunpoint may make of its capital.

The Uniform Net Capital Rule requires the ratio of aggregate indebtedness, as defined, to net capital not to exceed 15 to 1 and imposes certain restrictions on operations. In computing net capital, various adjustments to net worth are made with a view to exclude assets that are not readily convertible into cash and with a view to a conservative statement of other assets, such as a firm's

                                       11
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position in securities. Sunpoint may not be allowed to withdraw its subordinated capital if its minimum net capital may then be less than 5% of aggregate debit items as defined under the SEC's Uniform Net Capital Rule. Further, Sunpoint may not permit equity capital to be withdrawn either by payment of dividends, repurchase of stock, or other means, if its net capital would then be less than 5% of aggregate debit items as defined under the SEC's Net Capital Rule.
Sunpoint has elected to use the alternative method permitted by Rule 15c3-1 of the Securities Exchange Act of 1934 ("Exchange Act"), which requires that Sunpoint maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions
(as defined). Compliance with the Uniform Net Capital Rule may limit those operations of Sunpoint which may require the use of its capital, such as trading activities and the managing of customer account balances, and also could restrict Sunpoint's ability to pay dividends. See Note 6 of Notes to Financial Statements for Year ended October 31, 1998. At April 30, 1999, Sunpoint had net capital, computed in accordance with the Net Capital Rule, of $2,788,551 with a required net capital of $382,911 resulting in an excess net capital of $2,405,640.

Employees
---------

Sunpoint has both salaried employees and independent contractors. Salaried employees numbered 66 full-time and 2 part-time as of May 31, 1999, and virtually all work in the home office located in Longview, Texas. Sunpoint has 13 branch offices and 213 registered representatives (licensed by the NASD) operating in all 50 states in the U.S. as of May 31, 1999. The registered representatives are contracted pursuant to Independent Registered Representative Agreements whereby the representative agrees to execute securities transactions exclusively through Sunpoint in exchange for commission-based compensation. Pursuant to these Independent Registered Representative Agreements, Sunpoint has the right to refuse the account of any customer or to discontinue dealing with any customer and both Sunpoint and the registered representative may terminate the relationship at any time.

Sunpoint's business is dependent on the acquisition and retention of highly skilled registered representatives. Sunpoint devotes considerable personnel and capital resources to recruiting, training, and compensating such individuals. While these efforts have resulted in increasing the average annual production per representative from $31,712 in 1996 to $69,416 in 1998, there can be no assurance that such recruiting efforts will be successful. There can be no assurance that losses of key personnel due to such competition or otherwise will not occur in the future.

REPORTS TO SECURITY HOLDERS

Until this Form 10-SB becomes effective, Sunpoint is not a reporting company as defined under the Exchange Act. However, Sunpoint provides an annual report to its shareholders. Sunpoint's shareholders are sent an annual audited statement of financial condition prepared by independent public accountants and a midyear unaudited statement of financial condition. Other information is sent to shareholders as noteworthy events occur.

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The public may read and copy any materials Sunpoint has filed in the future with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W.,
Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov). Sunpoint's Internet address is (http://www.sunpoint.com). -------------------
            -----------------------

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW OF BUSINESS

Sunpoint operates as a full service retail securities broker/dealer, which provides securities transactions processing (executes security trades upon request) and other clearing services to customers of its independent registered representatives throughout the United States.

DEPENDENCE ON REGISTERED REPRESENTATIVES

Sunpoint is entirely dependent upon the acquisition and retention of quality registered representatives. Although Sunpoint's 213 registered representatives entered into Registered Representative Agreements, none are bound to Sunpoint as both Sunpoint and the registered representative may terminate the relationship at anytime. Sunpoint attempts to retain its registered representatives by offering direct access to transactions processing and quicker transaction processing turn arounds; however, there can be no assurance that losses of registered representatives due to competition will not occur.

CHANGES IN PRODUCTS AND SERVICES

The various financial products provided by Sunpoint are set forth in "Part I -
Item 1 -Description of Business." Please refer to Part I - Item 1 for a more complete discussion of the changes in Sunpoint's products and services. The following identifies certain changes in Sunpoint's product and service mix, which have materially affected Sunpoint's financial position.

                             Discontinued Products

The direct participation products, including limited partnerships and private placements, have been severely curtailed as the clearing business has increased and Sunpoint has established a policy of offering no new limited partnerships. Direct participation product sales do not utilize the fixed investment in the clearing operation and expose Sunpoint to greater future potential liabilities. Since loss of this direct participation commission, revenue has been replaced by increased commission revenue from sales of stocks, bonds, options, mutual funds, and unit investment trusts; there has been no loss of revenue as a result of curtailing this business.

                               Clearing Services

Sunpoint completed its conversion to a self-clearing environment in June 1997. Sunpoint currently offers clearing services to its 213 registered representatives.

                     Custodial Care of Retirement Accounts

Sunpoint was granted authorization by the Internal Revenue Service to become a custodian for its retirement accounts in March 1998. Effective April 15, 1998, the former trustee, City National Bank, no longer performed this function. Sunpoint absorbs all costs for maintaining the retirement accounts. This includes setup and annual fees. This costs Sunpoint approximately $100,000 per year with its existing customer base. As a result of Sunpoint's new status as custodian for these accounts, Sunpoint may now offer Roth IRAs, Traditional IRAs, and Educational IRAs.

SELECTED FINANCIAL DATA

The following selected financial data for Fiscal Years Ended October 31, 1998 and 1997, are derived from audited financial statements of Sunpoint, which were audited by independent certified public accountants. The following selected financial data for the six month periods ended April 30, 1999 and 1998, are derived from unaudited financial statements. In the opinion of Management, the unaudited financial statements as of and for the six months ended April 30, 1999 and 1998, include all adjustments (consisting of normal, recurring adjustments) necessary to present fairly the financial information included therein.

Results for the interim period are not necessarily indicative of results to be expected during the remainder of the current Fiscal Year or for any future period. The data should be read in conjunction with the audited financial statements, unaudited financial statements, and selected notes and the following discussion of results of operations.

      STATEMENTS OF INCOME FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997

                                                                                  FISCAL           FISCAL
                                                                                    1998             1997
                                                                          --------------   --------------
Revenues:
      Securities Commissions                                                $11,190,758     $ 8,066,526
      Advisory Fees                                                             190,753          32,639
      Gains/Losses on Firm Securities Trading Account                           303,220          48,703
      Interest Income                                                           905,004         146,281
      Other Income                                                              779,340         437,356
                                                                            -----------     -----------
Total Revenues                                                              $13,369,075     $ 8,731,505

Expenses:
     Compensation and Benefits                                              $ 7,543,224     $ 7,255,554
     Commissions and Clearance Paid to all Other Brokers                        419,446         628,026
     Communications                                                           1,106,010         995,444
     Occupancy and Equipment Costs                                            1,001,689         816,695
     Promotional Costs                                                          249,505         523,795
     Interest Expense                                                           606,799         101,540
     Losses in Error Account and Bad Debts                                      176,465          68,203
     Regulatory Fees and Expenses                                               815,622         710,002
     Other Expenses                                                             704,250         774,602
                                                                            -----------     -----------
Total Expenses                                                              $12,623,010     $11,873,861
                                                                            -----------     -----------
Net Income (Loss)                                                           $   746,065     $ 3,142,356)
                                                                            ===========     ===========

                       STATEMENTS OF FINANCIAL CONDITION

                                                                                 FISCAL          FISCAL
                                                                                   1998            1997
                                                                            -----------   -------------
Assets:
     Cash                                                                   $ 1,824,717     $         -
     Cash Segregated under Federal and Other Regulations                      2,288,846         234,474
     Certificates of Deposit                                                     87,312         969,310
     Deposits with Clearing Organizations                                     2,012,343         661,485
     Receivables from Brokers, Dealers, &
         Clearing Organizations                                                 159,709         538,158
     Receivables from Related Parties                                           176,707         109,356
     Receivables from Customers                                               9,869,573       6,411,159
     Concessions Receivable                                                     488,927         494,607
     Secured Demand Note                                                        542,500               -
     Memberships in Exchanges Owned, at Cost                                     35,500          35,500
     Furniture, Equipment, and Leasehold Improvements, at
         Cost, Net of Accumulated Depreciation and
         Amortization                                                           290,554         433,851
     Inventory                                                                        -               -
     Other Assets                                                                79,478         108,225
                                                                            -----------     -----------
Total Assets                                                                $17,856,166     $ 9,996,125
                                                                            ===========     ===========

Liabilities:
     Bank Overdraft                                                         $         -     $   328,374
     Payables to Brokers, Dealers, &
        Clearing Organizations                                               10,207,912       6,624,471
     Payables to Customers                                                    3,386,976       1,289,617
     Accounts Payable, Accrued Expenses,
        & Other Liabilities                                                     594,042         554,992
     Commissions Payable                                                        815,054         720,499
     Notes Payable/Secured Demand Note                                          542,500               -
                                                                            -----------     -----------
Total Liabilities                                                           $15,546,484     $ 9,517,953

                                                                              FISCAL            FISCAL
                                                                               1998              1997
                                                                        ----------------------------------
Stockholders' Equity
Series A Common Stock-No Par, $.01 Stated Value,
     4,900,000 Shares Authorized, 3,792,064 Issued and
     3,704,864 Outstanding at October 31, 1998, 2,579,922
     Issued and Outstanding at October 31, 1997                             $37,920             $25,790
Series B Common Stock-No Par, $.01 Stated Value,
     100,000 Shares Authorized, 100,000 Issued and
     Outstanding as of October 31, 1998 and October 31,
     1997                                                                     1,000               1,000
Series A Convertible Preferred Stock-No Par Value, $.01
     Stated Value, 125,000 Shares Authorized, 15,625
     Shares Issued and Outstanding as of October 31,
     1998 and 23,625 Shares Issued and Outstanding
     as of October 31, 1997                                                     156                 236
Series B Convertible Preferred Stock-No Par Value, $.01
     Stated Value, 50,000 Shares Authorized, 12,710 Shares
     Issued and Outstanding as of October 31, 1998, 14,544
     Shares Issued and Outstanding as of October 31, 1997                       127                 145
Series C Convertible Preferred Stock-No Par, $.01 Stated
     Value, 360,000 Shares Authorized, 182,872 Shares
     Issued and Outstanding at October 31, 1998 and
     348,838 Shares Issued and Outstanding at October 31,
     1997                                                                     1,830               3,489
Additional Paid-In Capital                                                6,083,783           4,684,270
Treasury Stock, At Cost                                                    (324,441)                  -
Retained Earnings (Deficit)                                              (3,490,693)         (4,236,758)
                                                                        -----------         -----------
Total Stockholders' Equity                                              $ 2,309,682         $   478,172
                                                                        -----------         -----------

Total Liabilities and Stockholders' Equity                              $17,856,166         $ 9,996,125
                                                                        ===========         ===========

 UNAUDITED STATEMENTS OF INCOME FOR THE PERIODS ENDED APRIL 30, 1999 AND 1998

                                                                             1999         1998
                                                                      ------------------------
Revenues
     Securities Commissions                                           $ 9,899,736   $4,681,877
     Investment Advisory Fees                                              24,313       43,727
     Gains or Losses on Firm Securities Trading Accounts                  199,957       23,453
     Interest Income                                                      665,964      358,385
     Other Income                                                         640,015      353,948
                                                                      -----------   ----------
Total Revenue                                                         $11,429,985   $5,461,390

Expenses
     Compensation and Benefits                                            920,377      674,575
     Commissions and Clearance Paid to All Other Brokers                5,578,124    2,728,200
     Communications                                                       384,735      289,520
     Occupancy and Equipment Costs                                        775,485      354,330
     Promotional Costs                                                    514,837      241,519
     Interest Expense                                                     459,919      249,727
     Losses in Error Account and Bad Debts                                 58,144       11,682
     Regulatory Fees and Expenses                                         339,018      113,346
     Other Expenses                                                     1,231,734      716,798
                                                                      -----------   ----------
Total Expenses                                                        $10,262,373   $5,379,697
     Income Before Income Taxes                                         1,167,612       81,693
     Provision for Income Taxes                                                 0            0
                                                                      -----------   ----------
Net Income (Loss)                                                     $ 1,167,612      $81,693
                                                                      ===========   ==========

                  UNAUDITED STATEMENTS OF FINANCIAL CONDITION

                                                                       April 30,    April 30,
                                                                         1999         1998
                                                                      ------------------------
Assets
     Cash                                                             $   855,882  $   634,284
     Cash Segregated under Federal and Other Regulations               10,564,576    1,550,050
     Certificates of Deposit                                              291,537      276,666
     Deposits with Clearing Organizations                               6,633,081      749,189
     Receivables from Brokers, Dealers, and Clearing Organizations        669,537      276,382
     Receivables from Related Parties                                           0      684,335
     Receivables from Customers                                        13,220,497    8,451,930
     Concessions Receivable                                               720,886      337,574
     Secured Demand Note                                                  542,500      539,000
     Memberships in Exchanges Owned, At Cost                               35,500       35,500
     Furniture, Equipment, and Leasehold Improvements At Cost Net
        Of Accumulated Depreciation and Amortization                      275,972      370,068
     Other Assets                                                          66,302       69,852
                                                                      -----------  -----------
Total Assets                                                          $33,876,270  $13,974,830
                                                                      ===========  ===========

Liabilities
     Payables to Brokers, Dealers, and Clearing Organizations          12,675,455    8,710,229
     Payables to Customers                                             15,771,545      988,873
     Accounts Payable, Accrued Expenses, and Other Liabilities            626,963      527,249
     Commissions Payable                                                1,503,254      749,671
                                                                      -----------  -----------
                                                                      $30,577,217  $10,976,022
     Notes Payable/Secured Demand Note                                    542,500      539,000
                                                                      -----------  -----------
Total Liabilities                                                     $31,119,717  $11,515,022
                                                                      ===========  ===========

                                                                       April 30,    April 30,
                                                                           1999         1998
                                                                       -------------------------

Stockholders' Equity
Series A Common Stock-No Par, $.01 Stated Value,
     4,900,000 Shares Authorized, 3,792,064 Issued and
     3,520,400 Outstanding at April 30, 1999, 2,579,022
     Both Issued and Outstanding at April 30, 1998                         $37,920          $25,790
Series B Common Stock-No Par, $.01 Stated Value,
     100,000 Shares Authorized, 100,000 Issued and
     Outstanding as of April 30, 1999 and April 30,
     1998                                                                    1,000            1,000
Series A Convertible Preferred Stock-No Par Value, $.01
     Stated Value, 125,000 Shares Authorized, 15,625
     Shares Issued and Outstanding as of April 30, 1999
     and 23,625 Shares Issued and Outstanding as of
     April 30, 1998                                                            156              236
Series B Convertible Preferred Stock-No Par Value, $.01
     Stated Value, 50,000 Shares Authorized, 0 Shares
     Issued and Outstanding as of April 30, 1999, 12,710
     Shares Issued and Outstanding as of April 30, 1998                          0              127
Series C Convertible Preferred Stock-No Par, $.01 Stated
     Value, 360,000 Shares Authorized, 182,872 Shares
     Issued and Outstanding at April 30, 1999 and
     182,872 Shares Issued and Outstanding at April 30,
     1998                                                                    1,830            1,830
Additional Paid-In Capital                                               5,737,366        6,585,890
Treasury Stock, At Cost                                                   (698,638)             -0-
Retained Earnings (Deficit)                                             (2,323,081)      (4,155,065)
                                                                       -----------      -----------
Total Stockholders' Equity                                             $ 2,756,553      $ 2,459,808
                                                                       -----------      -----------

Total Liabilities and Stockholders' Equity                             $33,876,270      $13,974,830
                                                                       ===========      ===========

                             RESULTS OF OPERATIONS

The following discussion contains trend information and other forward-looking statements that involve a number of risks and uncertainties. Sunpoint's actual future results could differ materially from its historical results of operations and those discussed in the forward-looking statements. All period references are to Sunpoint's Fiscal Years, ended October 1998, 1997, and the six month periods ended April 30 of 1999 or 1998.

Certain statements included by reference in this Form 10-SB containing the words "believes," "anticipates," "intends," "expects," and similar such words constitute forward-thinking statements within the meaning of the Private Securities Litigation Reform Act. Any forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of Sunpoint to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the impact of general economic conditions on the capital markets, changes in or amendments to regulatory authorities capital requirements or other regulations applicable to Sunpoint, fluctuations of interest rates, and increased levels of competition. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

                           Comparison of Year Ended
               October 31, 1998, and Year Ended October 31, 1997

UNDERWRITING FEES

There were no underwriting fees received in Fiscal 1998. As discussed above, Sunpoint has intentionally decreased its direct participation business.

INTEREST INCOME

Interest income in Fiscal 1998 was $905,004, with $767,280 coming from customer margin debits. This increased significantly over Fiscal 1997 levels because margin debits were minimal in the early months of conversion to self-clearing resulting in only a small portion of the year earning significant margin interest.

OTHER REVENUE

Other revenues include customer account fees, postage fee income, order flow rebate, registration fees received, and administrative fees which increased accordingly with the increase in the overall number of transactions.

INTEREST EXPENSE

Interest expense rose from $101,540 in Fiscal 1997 to $606,799 in Fiscal 1998. Expense incurred in financing customer margin debits rose from $101,065 to $570,844. Interest paid and accrued on the secured demand note in Fiscal 1998 was $35,000.

LOSSES IN ERROR ACCOUNT AND BAD DEBT

Losses in error account and customer write-offs increased from $68,203 in Fiscal 1997 to $176,465 in Fiscal 1998. Some of these losses were recovered by charging the registered representatives, and this offset is reflected in less commission expense.

REGULATORY FEES AND EXPENSES

Regulatory fees and expenses include the fidelity bond, surety bonds, SIPC premium, NASD assessment, NASD arbitration charges, and registration fees to the NASD and various states. Fiscal 1998 fees and expenses were $815,622 compared to $710,002 in Fiscal 1997.

TOTAL REVENUES

Fiscal 1998 yielded total revenue of $13,369,075, an increase of 53% over Fiscal 1997 total revenue. The net profit from operations in Fiscal 1998 reached $746,065, an all-time record high for Sunpoint. Sunpoint processed 102,273 trade tickets in Fiscal 1998. A comparison of trade tickets processed between Fiscal 1996 (the last full year as a fully disclosed broker/dealer) and Fiscal 1998 reveals an annual increase of 68,866, or a 207% increase over Fiscal 1996 volume of trading activity. The Fiscal 1998 gross revenue from the sale of stocks, bonds, and options was 38% of total revenue, and gross revenue from the sale of mutual funds and variable annuities was 43% of total revenue. Gross revenue from direct participation programs decreased from 10% to 3% from Fiscal 1997 to Fiscal 1998.

Growth in revenues is a function of increased quality of registered representatives rather than number. In Fiscal 1997, Sunpoint had a high of 265 registered representatives with an average annual production of $31,722. In Fiscal 1998, the number of registered representatives was 207 with the average annual production increased to $69,416 - an increase of 119%. The gross revenue per registered representative is a measure of the quality of registered representatives based on their production levels.

In Fiscal 1996, Sunpoint's efforts on recruitment of quality registered representatives resulted in a 49% growth rate in gross revenue. Fiscal 1997 efforts were primarily aimed at achieving and implementing self-clearing status. These efforts are reflected in only a 4% growth rate for Fiscal 1997. The Fiscal 1998 growth rate of 53% reflects a renewed effort in growth of Sunpoint through recruitment and retention of quality registered representatives.

NET INCOME

Profit for Fiscal 1998 was $746,065 with total gross revenue being $13,369,075, yielding a profit margin of 5.6%.

DEPOSITS WITH CLEARING ORGANIZATIONS

Clearing deposits with fully disclosed accounts, omnibus accounts, DTC, and the exchange are set at the beginning of the relationship by agreement and usually do not fluctuate. The deposit with the NSCC fluctuates with a daily mark to market based on a formula considering the amount of volatility and net purchases and sales in the settling process. The required daily deposit is set by NSCC, communicated to the broker/dealer, and wire transferred the same day in order to limit NSCC's exposure to risk. Sunpoint's minimum NSCC deposit is $275,000 and moves upwards from the minimum as the mark to market demands. The highest required deposit was in excess of $1,600,000. At October 31, 1998, the NSCC deposit was $383,388, and all other normal clearing deposits were $273,232, and the amount on deposit in the Option Omnibus Account for customer requirements was $1,350,000.

RECEIVABLES FROM BROKERS, DEALERS, & CLEARING ORGANIZATIONS

Receivables from brokers, dealers, and clearing organizations decreased from $538,158 in Fiscal 1997 to $159,709 in Fiscal 1998. This represents fails to deliver in the settlement process, dividends and interest receivable, and receivables from deposits for borrowed securities. Dividends and interest receivable are the result of checks in transit from payments received into omnibus accounts. This is a timing issue and usually short-term in nature. Sunpoint has had minimal stock borrowed. Successful networking of mutual funds and generally more efficient processing of transactions have contributed to this decline in fails to deliver.

PAYABLES TO BROKERS, DEALERS, & CLEARING ORGANIZATIONS

Payables to brokers, dealers, and clearing organizations have increased from $6,624,471 in Fiscal 1997 to $10,207,912 in Fiscal 1998. This represents fails to receive in the settlement process and the margin loan to finance customer debits. In Fiscal 1997 the margin loan was $5,320,698 and fails to receive were $1,303,773. In Fiscal 1998 the margin loan was $9,672,725 and the fails to receive were $531,576. The margin loan has increased normally with growth in business. Fails to receive are not controlled by Sunpoint but rather by late delivery from other brokers to Sunpoint. A large volume of incoming ACATs or settlement activity and mutual fund networking problems cause increased fails to receive. Having all the accounts transferred from the former clearing firm and refining the mutual fund networking processing have made the balance of fails to receive dependent upon settlement volume.

TOTAL ASSETS

Total assets vary significantly from month to month depending upon trading volume, trading practices, and product type. Increased margin accounts and increased option trading result in increased receivables from customers and deposits with clearing organizations. Total assets for Fiscal 1998 were $17,856,166 compared to $9,996,125 for Fiscal 1997.

PAYABLES TO CUSTOMERS

Payable to customers in Fiscal 1998 includes a total in customer credit balances of $3,386,976 compared to $1,289,617 in Fiscal 1997. This represents both an increase in the general level of business activity as well as an increase in the Type 2 requirements accompanying option positions which hold the cash in the customer account.

COMMISSIONS PAYABLE

Commissions payable increased from $720,499 in Fiscal 1997 to $815,054 in Fiscal 1998. This balance varies with the volume of trading activity and the type of business being done during the period. Clearing business commissions are paid once per month, after the last settlement date of the month. Sunpoint is on a last calendar date settlement date. Commissions for direct business in mutual funds, variable annuities, and direct participation programs are paid every Friday as received from the vendor.

NOTES PAYABLES/SECURED NOTE

Sunpoint obtained a secured demand note from Mr. John O. Clayton (an unaffiliated lender) in the principal amount of $542,500 on October 29, 1998. Sunpoint pays Mr. Clayton interest monthly at the rate of 8%. The secured demand note has a three-year term and matures December 29, 2000.

TOTAL LIABILITIES

Liabilities for Fiscal 1998, excluding the secured demand note with face value of $542,500, were $15,003,984 compared to $9,517,953 for Fiscal 1997. Payables to customers reflect customer credit balances which include Type 2 requirements for option positions. Payables to brokers, dealers, and clearing organizations include the margin loan to finance customer debit balances. Both of these liabilities can fluctuate with the volume and type of business activity.

STOCKHOLDERS' EQUITY

As of October 31, 1998, stockholders' equity was $2,309,682 as compared to the stockholders' equity of $478,172 on October 31, 1997. This increase was primarily due to net contribution to capital of $1,734,327 and retained earnings of $746,065.

                          Comparison of Period Ended
                      April 30, 1999, and April 30, 1998

CASH SEGREGATED BY RULE, PAYABLES TO CUSTOMERS, AND DEPOSITS WITH CLEARING ORGANIZATIONS

The increases in these three items are directly related. The line item "Payables to Customers" represents all customer funds held by Sunpoint, which includes free credit balances and cash requirements resulting from short sales and option positions. Free credit balances appear in Type 1 accounts and are transitory, as Sunpoint utilizes an external money market fund. Automatic sweeps from customer accounts to money market investments occur within set parameters after a five-day hold for the bank to recognize "good" funds. Short sale requirements appear in Type 3 accounts, and option requirements appear in Type 2 accounts. Customer credits are an important factor in the customer reserve calculation.

The customer reserve calculation is required by SEC Rule 15c3-3 and must be performed weekly based on the business activity as of the previous Friday. The rule requires the segregation of customer funds in a reserve account for exclusive benefit of customers. All items which contain or relate to customer funds or securities must be included in the calculation. Customer funds held on deposit with the OCC are allowed as an offset to the required reserve balance.

The funds on deposit with the option omnibus account OCC requirements are reflected as a part of the balance in "Deposits with Clearing Organizations." As of April 30, 1999, the amount on deposit with OCC through Sunpoint's option omnibus account was $5,800,000.

April 1999 "Payable to Customers" account balance includes approximately $14 million in Type 2 requirements. Type 3 credits have not significantly changed in the last year of operation. The free credits are usually between $1 million and $2 million. Free credits have increased only slightly and the amount is dependent on daily cash deposits. The increase in free credit balances is routine for the growth in Sunpoint's business activity. The increase in Type 2 requirements is explained by the increase in option business over the last year of operation.

The account category "Cash Segregated Under Federal and Other Regulations" is the customer reserve account balance. This calculation must be made on Monday basedon Friday's business activity. As a rule of thumb, the total customer credit balances less the OCC deposit will approximate the amount which must be on deposit in the customer reserve account. The increase in customer credits to $15.7 million less the OCC deposit of $5.8 million approximately yields the $10.5 million balance in the customer reserve. This approximation is cited only to explain this growth of business during the previous year as evidenced by increases in these account balances; the actual calculation is quite extensive.

Sunpoint's business activity has seen an increase in option transactions, as evidenced by the increase in customer credit balances, primarily those in Type
2. This is attributable to general market conditions, as well as the association of some new registered representatives who process more option transactions.

It is important to note that the balance of "Deposits with Clearing Organizations" represents deposits with fully disclosed brokers, exchanges, the DTC, and the NSCC. The fully disclosed, exchange, and DTC deposits have been set at the beginning of the relationship by agreement and usually do not fluctuate. The total of these deposits at April 30, 1999, was $277,284.

The deposit with the NSCC fluctuates with a daily mark to market based on a formula considering the amount of volatility and net purchases and sales in the settling process. The required daily deposit is set by NSCC, communicated to the broker/dealer, and wire transferred the same day in order to limit NSCC's exposure to risk. Sunpoint's minimum NSCC deposit is $275,000 by membership agreement and moves upwards from the minimum as the mark to market demands. At April 30, 1999, the required NSCC deposit was $555,797.

RECEIVABLES FROM BROKERS, DEALERS, & CLEARING ORGANIZATIONS

The April 30, 1999, balance in "Receivables From Brokers, Dealers, and Clearing Organizations" was $669,537 as compared to the $276,382 from April 30, 1998. This increase is due to normal growth in Sunpoint's business activity.

RECEIVABLES FROM CUSTOMERS, PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS, AND COMMISSIONS PAYABLE

The increase from April 1998 to April 1999 in all three of these account categories is attributable to ordinary growth of Sunpoint's business. At the end of the second quarter 1999, Sunpoint held approximately 14,000 accounts. All active accounts were moved to Sunpoint from the former clearing firm by November 1998. Many quality registered representatives have joined Sunpoint in this full year of its clearing operation. Gross revenue and number of tickets processed each month in Fiscal 1999 have exceeded that of the prior month.

One factor that affects the "Commissions Payable" account balance is the relationship of the last day of the reporting month to a Friday. Sunpoint pays commissions every Friday, so if the last day of the reporting month is Thursday, the balance in "Commissions payable" would routinely be higher than other days.

TREASURY STOCK AT COST

As of April 30, 1999, Sunpoint had 271,664 shares of treasury stock. As of this date, the average price per share is $2.57. Pursuant to a public announcement in the fall of 1998 of a planned buyback of 400,000 shares of Series A Common Stock during Fiscal 1999, 184,464 shares have been repurchased and are included in the 271,664 shares.

LIQUIDITY AND CAPITAL RESOURCES

Internal Sources of Liquidity
-----------------------------

Sunpoint funds its operations primarily through cash flow from operations generated by commissions from executed trades and equity contributions. Commissions range from 10 to 25% of each transaction depending on the type of transaction and the volume production of the registered representative. Management's plans for generating cash flow from operations in the future consist primarily of continued growth in the average number of transactions per registered representative.

Sunpoint maintains a highly liquid balance sheet, with the vast majority of assets concentrated in cash, receivables from customers, receivables from brokers, dealers, and clearing organizations, and commissions receivable. Receivables from customers consist of margin loans collateralized by customer securities. Receivables from brokers, dealers, and clearing organizations consist of funds due in the settlement process and OCC option deposit requirements for customer option positions. Commissions receivable are commissions due to be paid to Sunpoint for its registered representatives' transactions executed.

Because Sunpoint's assets are primarily commission-based, Sunpoint's total assets and financial leverage can fluctuate significantly depending on volume of activity. Total assets increased at April 30, 1999 to a record $33,876,270 over total assets as of October 31, 1998, of $17,856,166 primarily due to increasing the average production of the registered representatives.

External Sources of Liquidity
-----------------------------

Sunpoint obtained a secured demand note from Mr. John O. Clayton (an unaffiliated lender) in the principal amount of $525,000 on December 29, 1997. Sunpoint pays Mr. Clayton interest monthly at the annual rate of 8%. As of April 30, 1999, the secured demand note has a three-year term and matures December 29, 2000. The demand note is secured as of April 30, 1999, by two corporate and 44 municipal bonds valued at $682,451 and money market funds of $5,537.80 for a total principal amount of $687,988.80.

Factors Affecting Liquidity
---------------------------

Sunpoint monitors and evaluates the adequacy of its capital liquidity and borrowing base on a daily basis in order to allow for flexibility in its funding and to maintain liquidity. Sunpoint's financial condition is liquid, with substantially all of its assets consisting of short-term collateralized receivables arising from securities transactions and cash. The highly liquid nature of these assets provides Sunpoint with flexibility in financing and managing its business. Sunpoint monitors liquidity by tracking asset levels and funding availability to maintain flexibility to meet its financial commitments.

Liquidity and capital resources may be favorably affected by an increase in revenues resulting in operating profits and reduction in processing costs or operating expenses. Sunpoint is committed to growth through recruitment of quality registered representatives and the increasing of cash flow from operations by providing clearing services whenever possible. Clearing costs are monitored, and Sunpoint is seeking better pricing arrangements from its present and prospective vendors.

Liquidity and capital resources may be adversely affected by customers or other broker/dealers defaulting on commitments, unfavorable judgements or rulings in litigation or arbitration cases, reduction in volume of commission revenues, and expending resources for the purchase of fixed assets. Credit and margin policies of Sunpoint are designed and enforced with the goal of reducing credit risk from customer default on margin loans. Sunpoint requires a minimum margin maintenance level (percentage of margin loan retained by Sunpoint as collateral against the margin loan) of 35% on all margin accounts. Regulation T extensions are rarely given. Concentrated accounts are maintained at 50%. Most Internet stocks have a maintenance level of 70%. Total debit balances are generally kept below 25% of Sunpoint's net capital.

Liquidity is affected day-to-day by the clearing deposit required by the NSCC. The daily deposit requirement is calculated by the NSCC Compliance Department based on a formula which considers volatility of the pending transactions. Additional deposits or refunds may be required as a result of the day's activity. Sunpoint is required to have a minimum of $275,000 on deposit. As of the date of this filing, the highest required deposit by Sunpoint at anytime was approximately $1,600,000. Sunpoint has further agreed, as a condition of membership with the NSCC, that it would maintain at all times excess net capital above $500,000. Sunpoint is subject to the net capital requirements of both the NASD and the Chicago Stock Exchange, Incorporated, which are designed to measure the financial soundness and liquidity of broker/dealers. See Part I - Item 1 under the caption "Government Regulation." As of April 30, 1999, Sunpoint had net capital, as defined, of $2,788,551 with a required net capital of $382,911 that resulted in an excess net capital of $2,405,640. Net Capital Requirements may limit the uses Sunpoint can make of its capital.

Capital Expenditures
--------------------

Sunpoint generally does not purchase fixed assets but chooses instead to lease most equipment necessary in the business. Consequently, Sunpoint does not have, nor does it expect to have, any material ongoing capital expenditures, except as required to maintain capabilities of Sunpoint's computer systems. Sunpoint did incur $433,394 in expenses in setting up and maintaining computer systems in Fiscal 1998. Sunpoint generally anticipates expenditures of up to $250,000 every year in order to maintain and upgrade Sunpoint's computer systems as necessary.

Management has recently purchased approximately 2.08 acres next to its headquarters for the development of an office building. Sunpoint has spent approximately $40,000 in purchasing the land and has recently retained architects to begin its design.

IMPACT OF INFLATION AND INTEREST RATES

The precise impact of inflation on clearing brokerage operations is difficult to measure, but Management believes that continuation of present general levels of inflation experienced in recent years will not have a significant effect on Sunpoint's current and future operations. The financial statements and accompanying notes appearing in Part III have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Sunpoint's assets are primarily liquid in nature (cash and cash equivalents and current receivables) and, therefore, not significantly affected by inflation. Management believes that the cost of replacing furniture, equipment, and leasehold improvements would not have a material effect on operations. However, the rate of inflation may have a significant effect on employee, communications, and occupancy costs, which may not be readily recoverable in the price of services offered by Sunpoint.

Significant assets of Sunpoint are monetary in nature. As a result, interest rates may have a greater impact on Sunpoint's performance than do the effects of the general level of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

OUTLOOK

Sunpoint's business is reliant upon the number of quality registered representatives. Sunpoint is actively seeking to increase the production levels per registered representative.

Over the past several years, Sunpoint has experienced significant growth in its business and the number of its registered representatives, and it is contemplated that Sunpoint will continue to experience similar growth in the future. Such growth has required, and will continue to require, increased investments in Management personnel, financial and Management systems, and controls and facilities, which, in the absence of continued revenue growth, would cause Sunpoint's operating margins to decline from current levels.

Sunpoint's business is also significantly affected by the levels of activity in the securities markets, which, in turn, are affected by the level and trend of interest rates, the general state of the economy, and the national and worldwide political environments, among other factors.

A continuation of the relatively low interest rate environment should benefit Sunpoint's commission revenues. An increasing interest rate environment, however, could have some adverse impact on Sunpoint's business.

LIMITS ON FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this Form 10-SB involve risks and uncertainties, including, without limitation, the following: (1) Sunpoint's strategies, objectives, expectations, and intentions are subject to change at the discretion of Management; (2) Sunpoint's growth is dependent on the continued acquisition and retention of quality registered representatives; and
(3) Sunpoint's business is highly competitive and the recent expansion of banks and related financial institutions into the broker/dealer's already competitive market could adversely affect Sunpoint's plans and results of operations.

ITEM 3: DESCRIPTION OF PROPERTY

Sunpoint's principal property and executive office is located in Longview, Texas. The home office houses 68 employees and eight registered representatives. Sunpoint leases approximately 24,808 rentable square feet of office space in the Century Plaza Building at 911 West Loop 281, Third Floor, Longview, Texas 75604 (the "Headquarters"). Management has a right of first refusal for the leasing of any suites becoming available on the third floor of this building. There are currently five suites on the third floor not held by Sunpoint. The leases for the principal executive offices expire in May 2002, and Management is confident the leases will be renewed on similar terms or that Management will be able to find similar offices at no material increase in cost.

Management does not intend to renovate the premises at this time. However, Sunpoint purchased approximately 2.08 acres adjacent to the Headquarters for the development of an office building for Sunpoint's Headquarters at the expiration of the current lease in 2002 or earlier if Sunpoint is able to terminate its lease at a negotiated price acceptable to Management. The property is undeveloped but, in the opinion of Management, suitable for development of a general office building. There are no liens or encumbrances on the property, and Sunpoint has no debt owed relating to the purchase of the property.

Sunpoint has 13 additional offices located in four leased premises in New Jersey, Florida, and Texas, the leases for which expire at various times. Management is confident the various leases will be renewed on similar terms or that Management will be able to find similar offices at no material increase in cost. Management does not currently intend to renovate these premises.

Sunpoint believes that these facilities are adequate for the general office purposes for which they are used and are well maintained. In the opinion of Management, the properties are adequately covered by insurance.

Sunpoint is in the process of installing hand recognition security systems in the Headquarters. The installation is complete and in the testing phase.

Sunpoint does not hold any real estate or related securities for investment purposes.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to any person known to Sunpoint to be the beneficial owner of more than 5% of any class of Sunpoint's outstanding capital stock as of the date of this filing. The following person has sole voting and investment power with respect to the shares of common stock which he or she beneficially owns:

                               Name and         Amount and Nature
                         Address of Beneficial    of Beneficial    Percent of
Title of Class                 Owner               Ownership        Class*
-------------------------------------------------------------------------------

Series A Common Stock    Van R. Lewis, III        1,293,450          37%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series B Common Stock    Van R. Lewis, III          100,000         100%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series A Convertible     Sue Read                    15,625         100%
Preferred Stock          2315 Brent Dr.
                         Big Springs, Texas 79720

Series C Convertible     Mary Hatzenbuehler          11,808           7%
Preferred Stock          3311 Ambassador Row
                         Arlington, Texas 76013

Series C Convertible     Jerry & Wanda Packwood      12,512           7%
Preferred Stock          2320 Denman
                         Stephanville, TX 76401

Series C Convertible     Chester & Peggy Riggs       17,600          10%
Preferred Stock          4245 Clearlake Circle
                         Fort Worth, TX 76109

Series C Convertible     Sunpt Securities Custodian   35,600          20%
Preferred Stock          For Benefit of William
                         Sandlin IRA
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series C Convertible     Lindsey Vinson              10,800           6%
Preferred Stock          2710 Stemmons Freeway
                         Ste 200 N.
                         Dallas, Texas 75207


The following table sets forth certain information concerning the beneficial ownership of Sunpoint's capital stock as of the date of this filing, with respect to each director, executive officer, and directors and executive officers as a group:

                                Name and        Amount and Nature
                           Business Address       of Beneficial    Percent of
Title of Class             of Beneficial Owner     Ownership        Class*
-------------------------------------------------------------------------------

Series A Common Stock    Van R. Lewis, III        1,293,450               37%
Series B Common Stock    Van R. Lewis, III          100,000              100%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series A Common Stock    Mary Ellen Wilder           13,000      less than 1%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series A Common Stock    Marvin W. Sapaugh           14,000      less than 1%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series A Common Stock    H. Wayne Smith               2,000      less than 1%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

Series A Common Stock    Brett Hagen                 29,280                1%
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

                            Name and          Amount and Nature
                          Business Address      of Beneficial    Percent of
Title of Class           of Beneficial Owner      Ownership        Class*
-------------------------------------------------------------------------------

Series A Common Stock    All Directors and            1,351,730    39%
Series B Common Stock    Executive Officers             100,000   100%
                         as a group
                         (5 persons)
                         911 W. Loop 281
                         Third Floor
                         Longview, Texas 75604

 .     The percentages of class are based on 3,509,487 shares of Series A Common
      Stock outstanding and 100,000 shares of Series B Common Stock outstanding as of May 31, 1999.

There are no arrangements the operation of which would result in a change in control of Sunpoint. None of the above persons have the right to acquire additional securities pursuant to options, warrants, conversions or otherwise.

ITEM 5:   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
          PERSONS

The following table sets forth information concerning the directors, executive officers, and certain significant employees of Sunpoint as of the date of this filing. Sunpoint's Board of Directors presently consists of five members. The directors serve for one-year terms until the next annual meeting of stockholders and/or until his or her successor, if there is to be one, is duly elected and qualified. Three of Sunpoint's five executive officers serve on its Board of Directors.


     Name                                    Position(s)                            Age
     ----------------------------------------------------------------------------------
     Van R. Lewis, III                       Board Chairman, President,              52
                                             Chief Executive Officer

     Marvin W. Sapaugh                       Director, Executive Vice President      59

     Mary Ellen Wilder                       Director, Audit Committee               56
                                             Member, Executive Vice President,
                                             Chief Financial Officer, Secretary,
                                             Financial Operations Principal

     John C. Pope                            Director, Audit Committee Member        48

     H. Wayne Smith                          Director                                67

     Richard Muffler                         Audit Committee Member                  58

     Brett W. Hagen                          Chief Operating Officer,                46
                                             Branch Manager

     Donald L. Katz                          Executive Vice President,               59
                                             Compliance Officer

     Dianne B. Childers                      Vice President, Compliance Officer      43

     Name                        Position(s)                               Age
     -------------------------------------------------------------------------
          Denise D. Ponder       Department Manager, Trading                44

          Joseph P. Walsh        Department Manager, Clearing Services      42

          Tammy L. Jackson       Recruiting Broker Development              34

          Barry W. Gabriel       Department Manager, Management             35
                                 Information Systems

          Mary Powers            Consultant                                 44

Van R. Lewis, III Mr. Lewis was the founder of Sunpoint in 1989 and has served
-----------------
as the Chairman of the Board of Directors of Sunpoint since its incorporation in 1989. Mr. Lewis has served as President and Chief Executive Officer of Sunpoint from September 1989 to June 1995 and from June 1997 to the present. There are no arrangements or contracts relating to Mr. Lewis' position as a director or officer of Sunpoint. Mr. Lewis holds no directorships in reporting companies. Mr. Lewis was the 100% owner of InvestSmart, Inc., a broker/dealer, from July 1996 to July 1997.

In June 1994, Mr. Lewis was barred by the NASD, pursuant to a signed Acceptance, Waiver and Consent to Censure Bar, from association with any NASD member as a Financial and Operations Principal and was given a ten business day suspension from association with any NASD member in any capacity for failure to comply with Rules 15c3-1, 17A-3, 17A-5, and 15c2-4 which resulted in a net capital violation.

In September 1994, Mr. Lewis was subject to an order by the Oklahoma Department of Securities (Case No. 94-109) and the NASD. In April 1995, the Administrator issued an amended order barring Mr. Lewis from conducting any activities subject to the jurisdiction of the Oklahoma Securities Act for a period of six months beginning September 1994 and ending March 1995. Pursuant to the order, Sunpoint was suspended for five business days and Mr. Lewis was suspended for ten business days from acting as a Financial and Operations Principal. Mr. Lewis was barred from association with any broker/dealer or investment adviser in the state of Oklahoma for six months due to violations of the net capital rule and for offering securities in Oklahoma in violation of that rule and for engaging in dishonest or unethical practices in the securities business.

Mr. Lewis' principal occupation is that of Chairman of the Board of Directors, President, and Chief Executive Officer of Sunpoint. However, Mr. Lewis has also founded and works for additional companies, most of which he owns a controlling interest. The following table sets forth the organizations which Mr. Lewis has founded, the nature of each business, his ownership interest, and the positions he currently holds with each organization:

  Date of                                                                                          Ownership
Incorporation         Name of Organization                   Nature of Business                    Interest
-------------         --------------------                   ------------------                    ---------
 11/4/97              Sunpoint Electric, Inc.                Electrical contractor                    100%

 9/27/96              Sunpoint Institute of                  Aviation school                          100%
                      Aeronautics, Inc.

 1/4/96               Sunpoint Aviation, Inc.                Airport terminal                         100%

 9/23/97              Sunpoint Printing, Inc.                Printing services                        100%

 9/16/96              Sunpoint Completions, Inc.             Airplane painting                        Sold

 11/5/96              Sunpoint Air Transport, Inc.           Airplane leasing                         100%

 4/30/96              Van Lewis III, Inc.                    Charters airplanes                       100%

 4/28/98              SP Electric                            Electrical contractor                     49%

 4/30/90              Sunpoint Insurance Agency, Inc.        Sells insurance products                  10%

                      Sunpoint The Cafe                      Ceased operations

 7/15/98              Sunpoint Holdings Inc.                 No operations                            Sold

 10/29/96             Tribal Smokeshop Inc.                  Sales of tobacco products                Sold

 11/18/97             Financial Firms Exchange,              Realtor for brokers                      100%
                      Inc.

                      Sunpoint Commodities                   Assisted Sunpoint                        100%
                                                             in offering futures products

 1/24/96              Sunpoint Automobiles, Inc.             Auto repair                              Dissolved

 1/26/95              Sunpoint Futures, Inc.                 Broker/dealer for sales of               Dissolved
                                                             futures

 9/11/95              Judy/Van Enterprises, Inc.             Employment agency                        Dissolved

Prior to incorporating Sunpoint in 1989, Mr. Lewis held the following positions in the brokerage industry:

Name of Firm                    Dates Worked                                 Position
------------                    ------------                                 --------
Linsco                          December 1988-August 1989                    Salesman

American Benefits Corp.         January 1988-May 1989                        Salesman/Branch Manager

Lincoln Investment              November 1987-September 1988                 Branch Manager

Bradstreet Capital              May 1987-October 1987                        Assistant Sales Manager

Gov. & Sec. Corp.               January 1987-May 1987                        Registered Representative

Mr. Lewis is a graduate of Northwestern State University with a Bachelor of Science in Accounting. Mr. Lewis holds the following licenses: NASD Series 4, 7, 24, 53, and 63.

Marvin W. Sapaugh  Mr. Sapaugh has served as a director of Sunpoint since
-----------------
February 1999, and has served in the following capacities for Sunpoint: Vice President Operations, November 1990 to June 1995; President and Chief Executive Officer, July 1995 to June 1997; Senior Vice President, June 1997 to October 1998; and Executive Vice President, October 1998 to present. There are no arrangements or contracts relating to Mr. Sapaugh's election as an officer or director. Mr. Sapaugh holds no directorships in reporting companies.

Mr. Sapaugh holds a Bachelor of Arts in Business Administration from Baylor University. Mr. Sapaugh holds the following licenses: 24, 7, and 63.

Mary Ellen Wilder   Ms. Wilder has served as a director of Sunpoint since
-----------------
February 1999, has served as a member of the Board of Directors' Audit Committee since February, 1999, and has served in the following capacities for Sunpoint:
Vice President of Accounting, September 1993 to August 1995; Vice President Finance and Services, August 1995 to October 1998; and Executive Vice President, October 1998 to present. Ms. Wilder has also served as Sunpoint's Financial Operations Principal since September 1993. There are no arrangements or contracts relating to Ms. Wilder's election as a director or officer of Sunpoint. Ms. Wilder holds no directorships in reporting companies.

Since November 1992, Ms. Wilder has taught business law courses on a part-time basis for the Convisor Duffy CPA Review Study Program. From May 1998 to June 1999, Ms. Wilder served as a Financial Operations Principal for InvestSmart, Inc., a broker/dealer originally owned by Mr. Lewis and sold in March 1997.

In July 1998, the NASD suspended Ms. Wilder's Series 27 License (Financial Operations Principal License) for ten days and fined her, jointly and severally with Sunpoint, $50,000 for a net capital deficiency and a customer reserve account deposit deficiency which occurred one month after Sunpoint became a clearing broker/dealer and made her retest for her Series 27 license.

Ms. Wilder holds a Bachelor of Science from Lamar University and a Master of Business Administration from the University of Texas at Tyler. Ms. Wilder has also done post Baccalaureate work in accounting with various colleges and universities. Ms. Wilder holds the following licenses: Certified Public Accountant, Financial Operations Principal, and General Securities Principal.

John C. Pope  Mr. Pope has served as a director and as a member of the Audit
------------
Committee of Sunpoint since joining Sunpoint in February, 1999. There are no arrangements or contracts relating to his election as a director. Mr. Pope holds no directorships in reporting companies.

Mr. Pope has been the sole owner of John C. Pope, CPA, a full service Certified Public Accounting firm in Longview, Texas, which provides accounting and tax services since 1991.

Mr. Pope holds a Bachelor of Business Administration in Accounting from the University of Texas at Arlington and is licensed as a CPA.

H. Wayne Smith  Mr. Smith has served as a director of Sunpoint since February,
--------------
1999. There are no arrangements or contracts relating to Mr. Smith's election as a director of Sunpoint. Mr. Smith holds no directorships with reporting companies.

From 1982 to the present, Mr. Smith has served as the President and majority stockholder of Harris Industries, Inc., a Texas corporation established in 1952 as an iron foundry and pattern manufacturer.

Mr. Smith attended the University of Dallas at Irving, Texas, after earning a certificate of completion from the Federal Business Institute of Tyler.

Richard Muffler  Mr. Muffler has served as a member of the Board of Directors'
---------------
Audit Committee since February, 1999. Mr. Muffler has also served Sunpoint as a registered representative since 1995. Prior to joining Sunpoint in June, 1995, Mr. Muffler served as a Plant Controller for Stroh Brewery (Schlitz) from 1970 to 1994 where he was responsible for all accounting activities, budgeting, and related matters.

Brett W. Hagen  Mr. Hagen has served as the Chief Operating Officer of Sunpoint
--------------
since January 1, 1999. There are no arrangements or contracts relating to Mr. Hagen's election as an officer of Sunpoint. Mr. Hagen joined Sunpoint as a registered representative in February of 1991.

Mr. Hagen holds a Bachelor of Science and a Master of Business Administration from the Virginia Commonwealth University.

Donald L. Katz  Mr. Katz has served as an Executive Vice President and as the
--------------
head Compliance Officer for Sunpoint since December 1998. There are no arrangements or contracts relating to Mr. Katz's election as an officer of Sunpoint.

Prior to joining Sunpoint in December 1998, Mr. Katz served as a Consultant for Advantage Securities from November to December 1998. Mr. Katz has served as a Financial Principal for Sunbelt Securities, Inc. since November 1996. Mr. Katz served as a Financial Principal for Institutional Capital Management Inc. from November 1996 to January 1998. Mr. Katz served as a Financial Principal for Institutional Capital Management Inc. from November 1996 to January 1998. Mr. Katz served as a Consultant for B.C.R. Holding Corp. from November 1996 to June 1997. Mr. Katz served as a Director of Compliance for Texas Capital Securities, Inc. from September 1994 to October 1997. Mr. Katz served as a Director of Compliance for Block Trading Inc. from September 1994 to September 1998. Mr. Katz served as a Municipal and Options Principal for Block Discount Trading, Inc. from September 1994 to December 1994. Mr. Katz also served as a Financial Principal and Director of Compliance for Murchison Investment Bankers, Inc. from July 1991 to September 1994.

In October 1998, the Massachusetts Securities Division filed an administrative complaint, Docket No. R-98-53, against Block Trading, Inc. ("BTI"); BTI's Chief Executive Officer, Christopher Block; BTI's President, Jeffrey S. Burke ("Burke"); BTI's Chief Compliance Officer, Donald L. Katz ("Katz"); Supervisor of BTI's Boston office, Jeffrey M. Bowman ("Bowman"); and an unregistered individual, Adam Baruchowitz ("Baruchowitz") (collectively, the "Respondents"). The Division alleged that BTI, through its officers and agents, engaged in the following activity: that BTI's marketing was deceptive; that BTI actively promoted, encouraged, facilitated, and arranged loans for customers, apart from margin loans; that BTI failed to establish and enforce a system to prevent commingling of activity among accounts and Baruchowitz's unlawful allocation of trades; that BTI, through Katz, misrepresented its lending activity; that Bowman effected unauthorized transactions in customer accounts; that BTI and Bowman failed to report a customer complaint on Bowman's Form U-4 as required under 950 CMR 12.203(5)(a)(12); that BTI failed to respond to the subpoena issued by the Division on September 14, 1998; and that BTI, Block, Burke, and Katz failed to supervise Bowman's operation of the Boston office. The Division also alleged that Baruchowitz unlawfully engaged in investment advisory activity without being registered and engaged in the unlawful allocation of trades. For the reasons set forth above, the Division requested that the Secretary revoke BTI's registration as a broker/dealer in Massachusetts and to order BTI to cease and desist from further violations of the Act; to order Block to cease and desist from further violations of the Act; to order Burke to cease and desist from further violations of the Act; to order Katz to cease and desist from further violations of the Act; to retroactively revoke the registration of Bowman as an agent of BTI and to order him to cease and desist from further violations of the Act; to order Baruchowitz to cease and desist from transacting business in Massachusetts as an investment adviser or as an investment adviser representative and to cease and desist from further violations of the Act; and order the imposition of administrative fines on each of the respondents. This complaint is still pending.

Mr. Katz holds a Bachelor of Science in Commerce from Rider University and the following licenses: Series 24, 27, 53, 4, and 7.

Dianne B. Childers Ms. Childers has served Sunpoint in the following capacities:
------------------
Director Account Administration, July 1992 to June 1995; Vice President Operations, July 1995 to October 1997; and Vice President and Compliance Officer since October 1997. There are no arrangements or contracts relating to the election of Ms. Childers as an officer of Sunpoint. Ms. Childers joined Sunpoint in July 1992 as an order entry clerk. In 1995, she was promoted to Vice President where she supervised order entry and new accounts. In 1998, she became a Compliance Officer.

Ms. Childers has some credits toward a Bachelor of Business Administration from Jackson State Community College, has taken several courses from the American Institute of Banking, is a Dale Carnegie Course graduate, and holds the following licenses: Series 28, 53, 4, 24, and 7.

Denise D. Ponder  Denise D. Ponder has served as the Department Manager,
----------------
Trading, for Sunpoint since December 1997. Prior to joining Sunpoint in May 1995, Ms. Ponder worked at BSC Securities L.C., from November 1992 to February of 1995 as an order entry clerk. Previous securities experience included three years with Merrill Lynch as a margin clerk.

Joseph P. Walsh  Mr. Walsh has served as the Department Manager, Clearing
---------------
Services for Sunpoint since August 1997. Prior to joining Sunpoint in 1997, Mr. Walsh served as an assistant operations manager of May Financial Corporation from January 1997 to June 1997. His responsibilities centered on processing of securities transactions for NASD broker/dealers. From September 1995 to December 1996, he served in operations for Penson Financial Services, Inc., a Texas broker/dealer, where he provided customer and dealer cashier services. From May 1992 to September 1995, he served as a Manager of the Operations

Department for First Southwest Company, a Texas broker/dealer, where he managed a staff of 17 associates responsible for trade input and purchase and sales of equities, fixed income, and mortgage backed securities, as well as new accounts, mutual funds, government securities, and government companies and clearing, as well as internal audit and reports.

Mr. Walsh holds an Associates Degree in Business Management and has taken the following courses from the New York Institute of Finance: Introduction to Floor Trading, Reorganization, and Registered Representative Preparatory Course.

Tammy L. Jackson Ms. Jackson has served as the Manager of Broker Development for
----------------
Sunpoint since 1996. Ms. Jackson served Sunpoint as the Director of Human Resources from March 1994 to 1996. Her responsibilities included recruiting quality registered representatives and ensuring a smooth transition in transferring customer accounts.

Barry W. Gabriel  Mr. Gabriel has served as Department Manager, Management
----------------
Information Systems since November 1996. From 1995 to November 1, 1996, Mr. Gabriel served as a System Support Engineer for Intecom, Inc., which provides phone systems to customers. Mr. Gabriel was responsible for technical support and for data/original equipment manufacture product development. From 1994 to 1995, Mr. Gabriel worked as a communication systems engineer for the Sabre Group, a subsidiary of American Airlines. Mr. Gabriel was responsible for design and implementation of data network communications systems.

Mr. Gabriel holds a Bachelor of Science with an emphasis in telecommunications from Texas A&M University and an Associates Degree in Electronics Technology from Kilgore Junior College.

Mary Powers Ms. Powers served Sunpoint as an Executive Vice President from
-----------
September 1997 to October 1998 and as a Special Consultant since October 1998. Ms. Powers served as the President of Waterford Financial, Inc. from August 1993 to December 1998.

FAMILY RELATIONSHIPS

There are no family relationships among the above persons.

ITEM 6:  EXECUTIVE COMPENSATION

The following Summary Compensation Table shows the compensation paid each of the last three Fiscal Years to the Chief Executive Officer and the only executive officer of Sunpoint as of the date of this filing who is expected to receive aggregate remuneration in excess of $100,000 in Fiscal 1999:

                          SUMMARY COMPENSATION TABLE

                                    Annual Compensation      Long-Term Compensation
                                 --------------------------  -------------------------------------------------------
                                                                             Awards             Payouts
                                                    Other                                                 All
                                                    Annual         Restricted    Securities               Other
                                                    Compen-           Stock      Underlying     LTIP     Compen-
Name & Principal                 Salary   Bonus     sation           Awards       Options/     Payouts   sation
Position                Year      ($)      ($)       ($)               ($)         SARs(#)       ($)       ($)
--------------------------------------------------------------------------------------------------------------------
Van R. Lewis, III    Fiscal '98     0     22,134    32,342             0             0            0         0
President & Chief    Fiscal '97  49,000      0      67,803             0         500,000          0         0
Executive Officer    Fiscal '96  14,292      0      68,309             0         100,000          0         0

Mary Ellen Wilder    Fiscal '98  60,406   25,000       0               0             0            0         0
Executive Vice       Fiscal '97  50,409      0         0               0             0            0         0
President & Chief    Fiscal '96  38,011      0         0               0             0            0         0
Financial Officer

OTHER ANNUAL COMPENSATION

Registered representatives that introduce new registered representatives to Sunpoint are given "override commissions." The percentage commission is paid out of the percentage of the revenue per transaction allocated to Sunpoint. The percentage commissions are preset and vary by registered representative. Mr. Van R. Lewis, III's override commission percentage varies between 2 and 5%.

During his travels across the United States on behalf of Sunpoint (recruiting and monitoring registered representatives and spot checking on various branches), Mr. Lewis sometimes incurs credit card bills which are primarily expenses of Sunpoint with some personal expenses mixed in. Sunpoint pays these bills where the majority of the expenses are Sunpoint related which results in additional compensation to Mr. Lewis. Each year, these payments, along with the override commissions, are aggregated as compensation to Mr. Lewis.

Sunpoint owns seven cars which are kept for the use of visiting registered representatives, consultants, and occasionally for employees when the need arises. The value of the use of these cars by the officers and directors is de minimus, cannot be calculated with any certainty, and has not been included above. Sunpoint also purchases the use of a house on behalf of visitors, consultants, and traveling recruiters from Mr. Van R. Lewis. The value of the use of this house to the above executives is not readily calculable although the rentals paid by Sunpoint to date to Mr. Lewis total $9,000.

The values of the options granted in Fiscal 1996 and 1997 are not included in the column "Other Annual Compensation" because of the lack of a public market for the options.

AMENDMENT OF STOCK OPTION EXERCISE PRICE

Mr. Lewis was issued stock options for the purchase of 250,000 pre stock split shares of Series A Common Stock in September 1997 in exchange for his services in the Radair merger, which expired if not exercised by September 23, 1999. Pursuant to the terms of the Stock Option Agreement, the number of shares subject to the option were doubled by the stock split declared on September 23,

1997. In August 1998, Sunpoint amended the post stock split exercise price from $1 per share to $.01 per share in recognition of a contribution to capital on Mr. Lewis' behalf by Sunpoint Insurance Agency, Inc., 10% owned by Mr. Lewis, in the amount of $969,309.43 as of December 30, 1997.

        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                               OPTION/SAR VALUES


                                                   Number of
                                                   Securities       Value of
                                                   Underlying      Unexercised
                        Shares                     Unexercised    In-The-Money
                       Acquired                    Options/SARs   Options/SARs
                          on           Value       at FY-End(#)   At FY-End ($)
                       Exercise      Realized      Exercisable/    Exercisable/
     Name                (#)            ($)       Unexercisable   Unexercisable
-------------------  ------------  -------------  --------------  --------------
Van R. Lewis, III       500,000      403,190.57        0/0             0/0
President and
Chief Executive
Officer

VALUATION OF SHARES ACQUIRED ON EXERCISE

The value realized by Mr. Lewis upon exercise of the option in August 1998 was approximately $403,191. The market value was approximately $1,375,000 (highest price of calendar quarter $2.75 multiplied by the number of shares) less the exercise price of $2,500 and less $969,309.43 paid on Mr. Lewis' behalf by Sunpoint Insurance Agency, Inc., 10% owned by Mr. Lewis as of December 30, 1997.

COMPENSATION OF DIRECTORS

All of the executive officers and directors of Sunpoint are reimbursed for reasonable out-of pocket expenses incurred. Sunpoint does not have any present arrangements regarding compensation of directors for serving as directors. No compensation for service as a director is presently contemplated. During 1999, the directors were paid a one-time fee of $2,000 each.

EMPLOYMENT CONTRACTS

No executive officer of Sunpoint has an employment agreement. There are no compensatory plans or arrangements with respect to any executive officer relating to the resignation or retirement of any executive officer.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During Fiscal 1997, Mr. Lewis, the President and Chief Executive Officer of Sunpoint, purchased furniture and computer equipment from Sunpoint at a book value of $176,489 which, in Management's opinion, approximated fair market value. These assets originally cost $196,132 and have accumulated depreciation of $19,643.

During Fiscal 1997, Certificates of Deposit in the aggregate amount of $1,078,665 owned by Sunpoint were loaned to Mr. Lewis, which most of them were then loaned to related companies which pledged them against indebtedness.

These loaned Certificates of Deposit were allocated as follows: Sunpoint Aviation, Inc. borrowed the amount of $484,655; Van Lewis III, Inc. borrowed the amount of $256,867; and Sunpoint Institute of Aeronautics borrowed the amount of $227,787. During Fiscal 1997, Sunpoint Insurance Agency, Inc., 10% owned by Mr. Lewis and 90% owned by an unrelated individual, paid $969,609.43 on behalf of Mr. Lewis. During Fiscal 1998, Mr. Lewis paid Sunpoint $744,609 to reduce this receivable. Sunpoint is currently owed $224,700. These Certificates of Deposit were loaned to Mr. Lewis in recognition of his minimal annual salary prior to Fiscal 1997, the cessation of his salary in Fiscal 1998, and the multiple infusions of capital by Mr. Lewis since Sunpoint's incorporation in 1989.

During Fiscal 1997, Sunpoint purchased $5,299 in services from Sunpoint The Cafe. Invoices totaling $5,299 were submitted and paid.

During Fiscal 1997, Sunpoint purchased $6,493 in services from Sunpoint Insurance Agency, Inc. Invoices totaling $6,493 were submitted and paid.

During Fiscal 1998, Sunpoint purchased document and form printing services from Sunpoint Printing, Inc., 100% owned by Mr. Lewis, in the total amount of $108,290. Invoices totaling $108,290 were submitted and paid in full.

During Fiscal 1998, Sunpoint purchased airflight services and rental cars for registered representative recruitment, travel of consultants, and travel of compliance officers from Sunpoint Aviation, Inc. in the total amount of $385,572. Although Sunpoint Aviation, Inc. was sold in February 1999, at the time these services were provided, Sunpoint Aviation, Inc. was 100% owned by Mr. Lewis. Invoices totaling $385,572 were submitted and paid in full.

During Fiscal 1998, Sunpoint purchased services for office repairs relating to wiring of $774 from Sunpoint Electric, Inc., 100% owned by Mr. Lewis. An invoice in the amount of $774 was submitted and paid in full.

During Fiscal 1998, Sunpoint Aviation, Inc., 100% owned by Mr. Lewis, borrowed $42,625 from Sunpoint. This amount was repaid in Fiscal 1999.

In Fiscal 1998, Sunpoint Insurance Agency, Inc., 10% owned by Mr. Lewis, borrowed $50,000 from Sunpoint. This amount was repaid in Fiscal 1999.

During Fiscal 1998, Judy/Van Enterprises, Inc., 100% owned by Judy Guess, a former registered representative of Sunpoint, borrowed $15,000 from Sunpoint. This amount was repaid in Fiscal 1999.

During Fiscal 1999, Sunpoint has leased use of a house to consultants and visitors from Mr. Lewis. Invoices totaling $9,000 have been submitted and paid during Fiscal 1999.

During Fiscal 1999, use of a motor home was purchased for travel in broker recruitment and compliance from Mr. Lewis. Invoices in the amount of $28,157.80 have been submitted and paid in full.

During Fiscal 1999, pursuant to Sunpoint's Disaster Recovery Plan, use of a building was purchased from Van Lewis, Inc., 100% owned by Mr. Lewis. This building is used by Sunpoint as a "hot site"' office location in case of any disaster rendering the Headquarters office unusable. Invoices totaling $3,000 have been submitted and paid in full.

During Fiscal 1999, additional offsite storage capacity has been rented from Mr. Lewis. Invoices in the amount of $875 have been submitted and paid in full.

As of May 31, 1999, Sunpoint purchased flight services and rental cars for use in registered representative recruitment, travel of consultants, and travel of compliance officers from Sunpoint Aviation, Inc. in the total amount of $70,011.74. At the time of the purchase of these services, Sunpoint Aviation, Inc. was 100% owned by Mr. Lewis.

As of May 31, 1999, Sunpoint purchased services for office repairs relating to wiring of $15,037.78 from Sunpoint Electric, Inc., owned 100% by Mr. Lewis. An invoice in the amount of $15,037.78 was submitted.

As of May 31, 1999, Sunpoint purchased document and form printing services from Sunpoint Printing, Inc. in the total amount of $153,848. Mr. Lewis owns 100% of Sunpoint Printing, Inc. Invoices totaling $153,848 were submitted.

As of June 11, 1999, Van Lewis III, Inc. 100% owned by Mr. Lewis, borrowed $60,000 via a promissory note for working capital. The promissory note is due in June, 2000.

ITEM 8:  DESCRIPTION OF SECURITIES

As of the date of this filing, Sunpoint's authorized capital stock consists of two series of common stock and two series of preferred stock, each with varied rights. There are no series provisions in the charter or bylaws that would delay, defer, or prevent a change in control of Sunpoint. Continental Stock Transfer and Trust is the registrar and transfer agent for Sunpoint's common stock while Sunpoint serves as its own transfer agent for Units and preferred stock. Holders of the common stock are not liable to further calls or to assessments by Sunpoint or for liabilities of Sunpoint imposed on Sunpoint's stockholders under state statutes. Article VI of the Restated Bylaws of Sunpoint provides that, before payment of dividends, Management may set aside funds as determined in the sole discretion of the Board of Directors to meet contingencies, equalizing dividends, repairing or maintaining any property, or such other purpose determined by the Board of Directors to be in the best interest of Sunpoint.

SERIES A COMMON STOCK

Sunpoint is authorized to issue 4.9 million shares of Series A Common Stock, no par value, $.01 stated value determined by Sunpoint's Board of Directors with 3,509,487 shares outstanding as of May 31, 1999. There are 282,577 shares of Series A Common Stock held as treasury stock as of May 31, 1999.

Holders of the Series A Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends when and as declared by the Board of Directors of Sunpoint (after all accrued and unpaid dividends on Series A and C Preferred Stock have been paid), and to share ratably in the assets of Sunpoint available for distribution to stockholders in the event of liquidation or dissolution after payment of liquidation preferences to Series A and C Preferred stockholders. The Series A Common Stock has no preemptive rights and no subscription, redemption, or conversion privileges.
The Series A Common Stock does not have cumulative voting rights, which means that the holders of more than one-half of the voting shares (note that a share of Series B Common Stock entitles the holder to 15 votes) voting for the election of directors can elect all the directors. All of the outstanding shares of Series A Common Stock are fully paid and not liable for further call or assessment. No cash dividends have been declared for Sunpoint's Series A Common Stock. A 2-for-1 stock split on Sunpoint's Series A Common Stock was declared on September 23, 1997.

SERIES B COMMON STOCK

Sunpoint is authorized to issue 100,000 shares of Series B Common Stock, no par value, $.01 stated value determined by Sunpoint's Board of Directors. As of the date of this filing, 100,000 shares have been issued and are outstanding.

Shares of Series B Common Stock are equal in all respects to Series A Common Stock except that each share of Series B Common Stock is entitled to 15 votes on all matters to be voted upon by the stockholders.

SERIES A CONVERTIBLE PREFERRED STOCK

Sunpoint is authorized to issue 30,000 shares of Series A Convertible Preferred Stock, no par value, $.01 stated value determined by Sunpoint's Board of Directors. As of May 31, 1999, 15,625 shares were issued and outstanding. No shares are held as treasury stock.

Holders of the Series A Convertible Preferred Stock are not entitled to vote on matters to be voted upon by the stockholders. Holders of Series A Convertible Preferred Stock are entitled to cumulative dividends when and as declared by Sunpoint's Board of Directors of $.48 per share per annum. Dividends accrued must be repaid but without interest before any distributions in respect of or payments on account of the purchase or redemption of common stock or Series C Convertible Preferred Stock. After the stocksplit in September 1997, shares of Series A Convertible Preferred Stock are convertible on a 1-for-2 basis into Series A Common Stock at the election of the holder. Beginning 24 months after issuance, all outstanding Series A Convertible Preferred Stock are subject to redemption at the option of Management for the cash price of $8 per share, plus all accrued and unpaid dividends (without interest). In the event of a liquidation or dissolution of Sunpoint, holders of Series A Convertible Preferred Stock are entitled to a preference of $8 per share, plus all accrued and unpaid dividends before distributions are made to holders of the common stock or Series C Convertible Preferred Stock. All accrued dividends have been paid.

SERIES B CONVERTIBLE PREFERRED STOCK

Sunpoint is authorized to issue 50,000 shares of Series B Convertible Preferred Stock. All shares of Series B Convertible Preferred Stock previously issued were redeemed as of April 30, 1999.

SERIES C CONVERTIBLE PREFERRED STOCK

Sunpoint is authorized to issue 420,000 shares of Series C Convertible Preferred Stock, no par value, $.01 stated value determined by Sunpoint's Board of Directors. As of May 31, 1999, 182,872 shares were issued and outstanding.

Holders of the Series C Convertible Preferred Stock are not entitled to vote on matters to be voted upon by the stockholders. Holders of Series C Convertible Preferred Stock are entitled to cumulative dividends when and as declared by Sunpoint's Board of Directors of $1 per share per annum. Dividends accrued must be repaid but without interest before any distributions in respect of or payments on account of the purchase or redemption of common stock. After the stock split in September 1997, shares of Series C Convertible Preferred Stock are convertible on a 1:2 basis into Series A Common Stock at the election of the holder. Beginning 24 months after issuance, all outstanding Series C Convertible Preferred Stock are subject to redemption at the option of Management for the cash price of $10 per share, plus all accrued and unpaid dividends (without interest). In the event of a liquidation or dissolution of Sunpoint, holders of Series C Convertible Preferred Stock are entitled to a preference of $10 per share, plus all accrued and unpaid dividends before distributions are made to holders of the common stock. All rights of Series C Convertible Preferred Stock are subject to satisfaction of all rights of Series A Convertible Preferred shareholders first before payment of all accrued and unpaid dividends due payable before distributions are made to the holders of the common stock. All accrued dividends have been paid.

UNITS

In December 1995, Sunpoint offered and sold Units with each Unit representing (pre stock split) 800 shares of Series C Convertible Preferred Stock, 200 shares of Series A Common Stock, and 500 common stock warrants (each one of which entitled the owner to purchase 1 share of Series A Common Stock at a prestock split price of $10 per share [subsequently amended from a post stock split price of $5 to $4]). A total of 92 investors purchased the Units. Subsequently, all warrants were exercised or expired and, although physical Unit certificates exist, no Units currently exist. All prior owners of Units now hold Series A Common Stock and Series C Convertible Preferred Stock. The respective rights of Series A Common Stock holders and Series C Convertible Preferred Stock holders are set forth above.

                             PART II - FORM 10-SB

ITEM 1: MARKET PRICE OF AND DIVIDENDS ON SUNPOINT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

In July of 1997, Sunpoint's Series A Common Stock, no par value, $.01 stated value determined by Sunpoint's Board of Directors (the "Common Stock" for purposes of this Item only), became publicly traded on the NASDAQ as "SNPC." In September of 1997, the Board of Directors declared a 2-for-1 stock split of Series A Common Stock. The following graph represents Sunpoint's Series A Common Stock trading history for the past two Fiscal Years by calendar quarters, as well as for the first quarter of Fiscal 1999. Sunpoint's Series B Common Stock is not publicly traded.

                           HISTORY OF STOCK PRICE(1)

          Date                High Price   Low Price
          ----                ----------   ---------

          Calendar 1999
               Quarter 1         4.125       1.75
          Calendar 1998
               Quarter 4           3.5      .9375
               Quarter 3           3.5          1
               Quarter 2          4.75          2
               Quarter 1             6        2.5
          Calendar 1997
               Quarter 4         6.125        2.5
               Quarter 3          2.75        2.5
               Quarter 2           N/A        N/A
               Quarter 1
          Calendar 1996
               Quarter 4           N/A        N/A
               Quarter 3           N/A        N/A
               Quarter 2           N/A        N/A
               Quarter 1           N/A        N/A

(1) It is important to note that the above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

HOLDERS OF SUNPOINT'S COMMON STOCK

As of May 10, 1999, there were approximately 575 shareholders of record (shares held in a street name for a number of multiple shareholders were included as one shareholder of record) for Series A Common Stock and approximately one shareholder of record for Sunpoint's Series B Common Stock.

DIVIDENDS

Sunpoint has never declared cash dividends on its common stock and has no immediate plans to do so. However, such a decision would be materially impacted by the overall growth of Sunpoint's operations. Sunpoint did declare a 2-for-1 stock split on Series A Common Stock on September 23, 1997. Cash dividends may not be distributed to the holders of Series A and B Common Stock until annually accruing dividends of varying rates on Sunpoint's Series A and C Convertible Preferred Stock are distributed. See Part I - Item 8 "Description of Securities" for a more detailed discussion of the limitations on Sunpoint's ability to issue cash dividends.

ITEM 2.  LEGAL PROCEEDINGS

The following discussion sets forth existing and contemplated actions by governmental bodies and pending litigation where damages sought are in excess of 10% of Sunpoint's assets.

The SEC commenced a formal investigation in December 1997 (In the Matter of Sunpoint Securities, Inc. [FW-2051]) to determine whether any persons or entities have engaged or are about to engage in violations of Sections 5(a), 5(c), and 17(a) of the Securities Act of 1933 ("1933 Act"), Sections 10(b) and 15(c)(1) of the Exchange Act and Rules 10b-5 and 15c-1 thereunder or have failed to reasonably supervise persons who may have committed such violations within the meaning of Section 15(b)(4) of the Exchange Act arising out of alleged offerings of securities without registration or an exemption therefrom and/or made untrue statements or omissions of material facts concerning the risks associated with investments, suitability of investments, and/or the actual prospects for the issuer. Sunpoint is in the preliminary stages of the investigation, and no opinion can be offered as to any potential liability or other adverse consequence to Sunpoint.

Sunpoint has an open issue relating to its Fiscal 1998 annual audit by the NASD Regulation, Inc. (the "NASDR"). NASDR contacted Sunpoint regarding sales of Notes issued by Sunpoint Air Transport, Inc., 100% owned by Mr. Lewis, in excess of the aggregate offering amount disclosed. Sunpoint has issued a rescission letter to all purchasers of the Notes offering a refund on or before July 18, 1999, of the principal amount of the Notes purchased, as well as all interest due. While Sunpoint is currently discussing a settlement of this matter with NASDR, no opinion can be offered as to any potential liability or other adverse consequences.

Sunpoint is a defendant in Roderick Adderley Et. Al. v. Sunpoint, Et. Al. in the
                           ---------------------------------------------
236th Judicial District Court in Tarrant County. The plaintiffs have sued for negligent misrepresentations, negligence, breach of fiduciary duty/bad faith, fraud/constructive fraud/fraudulent inducement/27.01 fraud/securities fraud under the Texas Securities Act, violations of the Deceptive Trade Practices Act, and conspiracy/course and scope/agency/vicarious liability arising as a result of the sale of alleged securities of a group of companies "...going by the general name `Avalon' that were controlled by a Sunpoint broker named Norman Cornelius." The plaintiffs allege that representations "...about the financial precariousness of the `Avalon' companies, the unsuitability of placing money of this type into same, the risk of same, the amount of money being taken out by the brokers, and the nature of the investments, were non-existent, misleading or false." The plaintiffs are seeking actual damages totaling $10,000,000 and exemplary damages not to exceed $40,000,000, reasonable attorneys' fees, expert witness fees, costs of court including those for depositions, and pre- and post judgment interest as well as other relief to which they may be justly entitled.

Sunpoint is engaged in additional routine litigation and arbitration proceedings incidental to the industry. None of these claims are for damages in the amount of 10% of Sunpoint's assets.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In 1997, Carmela Davis-Goodman, Sunpoint's prior independent auditor (the "Prior Auditor"), resigned. There were no disagreements between Management and the Prior Auditor relating to any financial statements provided by the Prior Auditor. Management prepares Sunpoint's interim financials internally.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following discussion outlines all securities sold for cash or services rendered during the previous three years. Unless otherwise described, all of the securities sold or granted were issued pursuant to the authority granted by the private offering exemption set forth in Section 4(2) of the 1933 Act and or Regulation D promulgated thereunder. All shares issued were restricted and contained a restrictive legend.

In October 1995, Sunpoint sold 190,000 warrants each for the purchase of 1 share of Sunpoint's Series A Common Stock at an exercise price of $4.50 per warrant to Mr. Edwin Allseitz at a price of $.90 per warrant which warrants expired if not exercised by December 1998. In Fiscal 1997, Sunpoint amended the exercise price to incent him to exercise from $4.50 to $3.50 and issued 190,000 shares of Series A Common Stock upon his exercise of the warrants for total payment of $665,000.

In November 1995, Sunpoint sold 100,000 warrants each for the purchase of 1 share of Series A Common Stock at an exercise price of $6 per warrant to Mr. Larry Tyler at a price of $1 per warrant which warrants expired if not exercised in December 1998. In Fiscal 1997, Sunpoint amended the exercise price to incent him to exercise from $6 to $3.50 per warrant and issued 100,000 shares of Series A Common Stock upon his exercise of the warrants for total payment of $350,000.

In December 1995, Sunpoint offered 450 Units for sale via a private placement memorandum. Each Unit consisted of 800 shares of Series C Convertible Preferred Stock, 200 shares of Series A Common Stock, and 500 warrants each for the purchase of 1 share of Series A Common Stock at a post stock split exercise price of $5 per warrant. 350 of the Units were offered at a cash price of $10,000 each. 100 Units were offered to the holders of shares of Series A Convertible Redeemable Preferred Stock of Stein, Shore Securities, Inc. ("Stein Shore Shares") at the same price payable in shares of Stein Shore Stock at a rate of $25,000 per Stein Shore Share. In June 1996, Sunpoint extended its offering to sell 104.1 Units offered for cash and 50 Units offered for exchange with Stein Shore Shares (the unsold portion of the 450 Units) at the same price. As a result of the offering (including the extension), 92 people purchased the Units for cash at a price of $10,000 per Unit for a total price of $3,960,600. A total of 13 people purchased the Units in exchange for Stein Shore Shares for a total value of $970,300. The warrants had a pre stock split exercise price of $10 per warrant and were also redeemable by Sunpoint at $10 per warrant. The post stock split exercise price for the warrants offered as part of the Units was subsequently amended from $5 to $4 per warrant in order to incent the Unit holders to exercise their warrants. By calendar 1998, all warrants had been exercised or had expired. During Fiscal 1997, 10,048 pre stock split warrants sold as part of the Units were exercised (post stock split) for the purchase of 20,096 (post stock split) shares of Sunpoint's Series A Common Stock at an average post stock split price of $3.03 per share for aggregate payments of $163,880. The $163,880 also included payments of warrant exercise amounts due for shares which were actually issued in Fiscal 1998. During Fiscal 1998, 122,619 pre stock split warrants sold as part of the Units were exercised (post stock split) for the purchase of 245,238 shares of Sunpoint's Series A Common Stock at an average post stock split price of $3.03 per share for aggregate payment of $638,603.

In April 1996, Sunpoint sold 6,000 warrants each for the purchase of 1 share of Series A Common Stock at an exercise price of $6 per warrant to Mr. Charles Gussler at a price of $.90 per warrant which warrants expired if not exercised by December 1998. In Fiscal 1997, Sunpoint amended the exercise price from $6 to $3.50 to incent him to exercise and issued 6,000 shares of Series A Common Stock upon his exercise of the warrants for a total payment of $21,000.

In October 1996, Sunpoint issued a stock option to Mr. Lewis in exchange for past and future services. The option granted Mr. Lewis the right to purchase up to 100,000 shares of Sunpoint's Series B Common Stock at an exercise price of $.01 per share. The option, if not exercised, would have expired on October 28, 2006. Mr. Lewis exercised the option and purchased 100,000 shares of Sunpoint's Series B Common Stock in exchange for $1,000 in June 1997.

In December 1996, Sunpoint exchanged approximately 38,802 shares of its Common Stock (now Series A) pursuant to a Plan and Agreement of Merger ("Merger Agreement") with Radair a "debtor-in-possession" pursuant to Chapter 11 of the United States Code. Pursuant to the Merger Agreement, Sunpoint issued shares of its Series A Common Stock in exchange for cancellation of Radair debt on a 1 share for every $109 basis and for shares of Radair stock at a rate of 1 share of the Series A Common Stock for every 4,015 shares of Radair.

In September 1997, in exchange for Mr. Lewis' services in the Radair merger, Sunpoint issued a stock option to Mr. Lewis for the purchase of 250,000 shares of Series A Common Stock at a pre stock split exercise price of $2 per share, which, if not exercised, would have expired on September 23, 1999. In August 1998, Sunpoint amended the stock option exercise price to $.01 per share in recognition of a contribution on behalf of Mr. Lewis by Sunpoint Insurance Agency, Inc., 10% owned by Mr. Lewis, to capital in the amount of $969,309.43 as of December 30, 1997. At this time, Mr. Lewis exercised the option and purchased 250,000 shares of Sunpoint's Series A Common Stock for $2,500.
Section 2 of the Stock Option Agreement provided that the "...number of shares of...stock subject to this option shall be proportionately adjusted for any changes in the stock structure of the Company due to stock dividends,...(or) stock splits..." Pursuant to Section 2 of the Stock Option Agreement, Mr. Lewis was owed an additional 250,000 shares that were erroneously never issued. Accordingly, an additional 250,000 shares of Sunpoint's Series A Common Stock were issued to Mr. Lewis as of June 1999.

In September 1997, the Series A Common Stock was split 2 for 1 which effectively doubled the number of shares subject to conversion, redemption, options, and warrants.

From October 1, 1997 through March 31, 1998, Sunpoint, in order to encourage Unit holders to convert their Series C Convertible Preferred shares, modified the conversion terms (already increased to 1:2 as a result of the stock split) to 1:2 1/2. A total of 54 Unit holders converted Series C convertible preferred shares resulting in the issuance of 107,085 and 436,856 shares of Series A Common Stock in Fiscal 1997 and Fiscal 1998, respectively.

During Fiscal 1998, three holders of a total of 8,000 pre stock split shares of Series A convertible preferred shares converted their shares into a total of 16,000 post stock split shares of Series A Common Stock.

During Fiscal 1998, one shareholder converted 1,834 shares of pre stock split Series B convertible preferred shares into 3,668 post stock split shares of Series A Common Stock.

In December 1995, Sunpoint issued 5,640 pre stock split warrants each for the purchase of one share of Series A Common Stock at a post stock split exercise price of $5 to Mr. Brett W. Hagen, Sunpoint's current Chief Operating Officer, as a sales commission for selling Units which would have expired in December 1998 if not exercised. The exercise price was subsequently amended from $5 to $4, as were all warrants sold as part of the Units, to incent the Unit holders to exercise. In April 1998, Sunpoint issued 11,280 post stock split shares of Sunpoint's Series A Common Stock as a result of his exercise of the 5,640 pre stock split warrants and payment of $22,560 at an average post stock split exercise price of $2 per warrant.

In December 1998, Sunpoint issued 3,000 options each for the purchase of 1 share of Series A Common Stock per option at a price of $1 less than the closing price on the last trade day of the month to Mr. Dan Hundley. The options and the price discount were given in exchange for Mr. Hundley's remaining with Sunpoint through administrative difficulties which slowed and decreased sales for his customers. In February 1999, Mr. Hundley exercised all of the options and purchased 3,000 shares of Series A Common Stock at an exercise price of $1 per share for a total price of $3,000.

In February 1999, Sunpoint issued 10,001 options terminable in 90 days each for the purchase of 1 share of Series A Common Stock per option at a price of $1 less than the closing price on the last trade date of the month to a group of independent registered representatives in Rochester, New York (the "Rochester Branch"), in consideration of the Rochester Group's reaching a trade volume of 3,150 in that month. The Rochester Branch allocated the options to three registered representatives. In April 1999, all three of the registered representatives exercised the options at a price of $2.50 each for a total price of $25,002.50 and 3,333, 3,334, and 3,334 shares of Series A Common Stock were issued to Mr. Andrew Antonucci, Mr. Richard Dearcop, and Mr. Mathew BeauLieu, respectively. In March 1999, Sunpoint issued 10,001 options terminable in 90 days each for the purchase of 1 share of Series A Common Stock per option at a price of $1 less than the closing price on the last trade date of the month to the Rochester Branch in consideration of the Rochester Branch's receiving a trade volume of 3,150 for that month. The Rochester Branch allocated the options to the registered representatives as before. In April 1999, each of the registered representatives exercised the options at a price of $2.25 per share for a total price of $22,502.25.

In March 1999, Sunpoint issued a Notice of Redemption of Series B Convertible Preferred Stock ("Notice of Redemption") on April 19, 1999, at a price of $12 per share, plus accumulated but unpaid dividends. Pursuant to the terms of the Series B Preferred Stock Subscription Agreements, holders of Series B Preferred Stock were entitled to convert their shares into Series A Common Stock on a 1-to-2 basis upon receiving a Notice of Redemption. The conversion rate of 1 share of Series B Preferred Stock to 2 shares of Series A Common Stock was also amended at this time so that 5 shares of Sunpoint's Series A Common Stock was offered under the Notice of Redemption for every 1 share of Series B Convertible Preferred Stock to those holders who chose to convert instead of having their shares redeemed. A total of 417 shares of Series B were converted into 2,085 shares of Series A Common Stock and 12,293 shares were redeemed by Sunpoint for $147,516.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION BY STATUTE

Article 2.02-1 of the Texas Business Corporation Act (the "Act") empowers a corporation to indemnify a person who is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined that the person: (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interest, and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A director may not be indemnified in respect of a proceeding: (1) in which the person is found liable on the basis that personal benefit was improperly received by him; or (2) in which the person is found liable to the corporation.

The termination of a proceeding by judgment or otherwise (including settlement) is not of itself determinative that the person did not meet the requirements of the statute. That being said, a person may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

Furthermore, Article 2.02-1 provides that a corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Article 2.02-1 further provides that an officer of the corporation shall be indemnified as and to the same extent for a director and is entitled to seek indemnification under those sections to the same extent as a director.

Any indemnification of or advance of expenses to a director must be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

A corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1. However, see page 49 regarding limitations on indemnification for liabilities arising under the 1933 Act.



INDEMNIFICATION BY CONTRACT

Effective February 1999, Sunpoint obtained a Directors, Officers, and Corporate Liability Insurance Policy from National Union Fire Insurance Company of Pittsburgh, Pennsylvania (the "Policy"). Sunpoint has obtained insurance coverage that insures and indemnifies Sunpoint and/or its officers and directors for liabilities in the aggregate amount of $1,000,000 (less a retention payable by Sunpoint of $50,000) for certain claims, including, but not limited to, those relating to securities, Year 2000 liabilities, and the negligence, breach of duty, or misstatement of Sunpoint's officers and directors. However, please see page 49 regarding limitations on indemnification for liabilities arising under the 1933 Act.

INDEMNIFICATION UNDER THE ARTICLES OF INCORPORATION

Sunpoint's Articles of Incorporation provide as follows:

     "To the fullest extent permitted by applicable law, no director of the Corporation shall be liable to the corporation or its shareholders for monetary damages for an act or omission in such director's capacity as a director of the corporation, except that this (provision) does not eliminate or limit the liability as a director of the corporation for:

     1. a breach of such director's duty of loyalty to the corporation or its shareholders;

     2. an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or knowing violation of the law;

     3. a transaction which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of such director's office; or

     4. an act or omission for which the liability of such director is expressly provided for by an applicable statute;

     Any repeal or amendment of this (provision) by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or amendment. In addition to the circumstances in which a director of the corporation is not personally liable as set forth in the (above), a director shall not be liable to the fullest extent permitted by any amendment to the Texas Miscellaneous Corporation Laws Act or the Texas Business Corporation Act hereafter enacted that further limits the liability of a director."

However, please see below regarding limitations on indemnification for liabilities arising under the 1933 Act.

NO INDEMNIFICATION FOR VIOLATIONS REGARDING CAPITAL STOCK

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling persons of Sunpoint pursuant to the foregoing provisions, or otherwise, Sunpoint has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sunpoint of expenses incurred or paid by a director, officer, or controlling person of Sunpoint in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Sunpoint will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                              PART F/S FORM 10-SB
                             FINANCIAL STATEMENTS



                           SUNPOINT SECURITIES, INC.

                                     Texas



                              FINANCIAL STATEMENTS

                                     AS OF

                           OCTOBER 31, 1998 AND 1997

                                      AND

                          INDEPENDENT AUDITOR'S REPORT

                                      AND

                        UNAUDITIED FINANCIAL STATEMENTS

                                     AS OF

                            APRIL 30, 1999 AND 1998

                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------


Board of Directors
Sunpoint Securities, Inc.

We have audited the accompanying statement of financial condition of Sunpoint Securities, Inc., as of October 31, 1998, and the related statements of income, changes in stockholders' equity and cash flows for the years ended October 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunpoint Securities, Inc., as of October 31, 1998 and the results of its operations and its cash flows for the years ended October 31, 1998 and 1997 in conformity with generally accepted accounting principles.



                                    /s/ CHESHIER & FULLER, L.L.P.

Dallas, Texas
November 19, 1998
(except for Note 18 for which
the date is June 3, 1999)

                           SUNPOINT SECURITIES, INC.
                       Statement of Financial Condition

                                    ASSETS


                                                                                April 30,
                                                                                  1999
                                                          October 31, 1998     (Unaudited)
                                                          -----------------    -----------
Cash                                                        $ 1,824,717          $   855,882
Cash segregated under federal and other regulations           2,288,846           10,564,576
Certificates of deposit                                          87,312              291,537
Deposits with clearing organizations                          2,012,343            6,633,081
Receivable from brokers, dealers and
  clearing organizations                                        159,709              669,537
Receivable from related parties                                 176,707                  -0-
Receivable from customers                                     9,869,573           13,220,497
Concessions receivable                                          488,927              720,886
Secured demand note                                             542,500              542,500
Memberships in exchanges owned, at cost
  (market value $43,000 at October 31, 1998
  and April 30, 1999)                                            35,500               35,500
Furniture, equipment and leasehold improvements,
  at cost, net of accumulated depreciation
  and amortization                                              290,554              275,972
Other receivables and advances                                   79,478               66,302
                                                            -----------          -----------

                                                            $17,856,166          $33,876,270
                                                            ===========          ===========

  The accompanying notes are an integral part of these financial statements.

                           SUNPOINT SECURITIES, INC.
                        Statement of Financial Condition


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                         April 30,
                                                                                           1999
                                                              October 31, 1998          (Unaudited)
                                                              ----------------          ------------
Liabilities:
  Payable to brokers, dealers and
     clearing organizations                                   $   10,207,912            $ 12,675,455
  Payable to customers                                             3,386,976              15,771,545
  Accounts payable, accrued expenses,
     and other liabilities                                          594,042                  626,963
  Commissions payable                                               815,054                1,503,254
                                                                -----------             ------------

                                                                 15,003,984               30,577,217
                                                                -----------             ------------

Secured demand note                                                 542,500                  542,500
                                                                -----------             ------------

Stockholders' equity: (Note 13)

    Series A common stock, - no par, $.01 stated
    value, 4,900,000 shares authorized, 3,792,064
    issued and 3,704,864 outstanding at October 31,
    1998, 3,792,064 issued and 3,520,400
    outstanding at April 30, 1999                                    37,920                   37,920

    Series B common stock, - no par, $.01 stated
    value, 100,000 shares authorized, 100,000
    issued and outstanding at October 31, 1998 and
    April 30, 1999.                                                   1,000                    1,000


    Series A convertible preferred stock, - no par
    value, $.01 stated value, 125,000 shares
    authorized, 15,625 shares issued and outstanding
    as of October 31, 1998 and April 30, 1999                           156                      156

    Series B convertible preferred stock, - no par
    value, $.01 stated value, 50,000 shares
    authorized, 12,710 shares issued and outstanding
    as of October 31, 1998, 0 shares issued and
    outstanding at April 30, 1999                                       127                      -0-


                The accompanying notes are an integral part of these financial statements.


                           SUNPOINT SECURITIES, INC.
                       Statement of Financial Condition


                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                            April 30,
                                                                              1999
                                                        October 31, 1998   (Unaudited)
                                                       ------------------  -----------
Stockholders' equity: (Note 13), continued
  Series C convertible preferred stock - no par,
  $.01 stated value, 360,000 shares authorized,
  182,872 shares issued and outstanding at
  October 31, 1998 and April 30, 1999                               1,830        1,830
                                                             ------------  -----------
                                                                   41,033       40,906

  Additional paid-in capital                                    6,083,783    5,737,366
  Treasury stock, at cost                                        (324,441)    (698,638)
  Retained earnings (deficit)                                  (3,490,693)  (2,323,081)
                                                             ------------  -----------

 Total stockholders' equity                                     2,309,682    2,756,553
                                                             ------------  -----------
                                                              $17,856,166  $33,876,270
                                                             ============  ===========

  The accompanying notes are an integral part of these financial statements.

                           SUNPOINT SECURITIES, INC.
                             Statements of Income

                                               For the Years Ended       For the Six Months Ended
                                                   October 31,                  April 30,
                                           ---------------------------  --------------------------
                                               1998          1997           1999          1998
                                           ------------  -------------  ------------  ------------
Revenues                                                                (unaudited)   (unaudited)
  Securities commissions                    $11,190,758   $ 8,066,526   $ 9,899,736    $4,681,877
  Investment advisory fees                      190,753        32,639        24,313        43,727
  Gains or losses on firm securities
     trading accounts                           303,220        48,703       199,957        23,453
  Interest income                               905,004       146,281       665,964       358,385
  Other income                                  779,340       437,356       640,015       353,948
                                            -----------   -----------   -----------    ----------

                                             13,369,075     8,731,505    11,429,985     5,461,390
                                            -----------   -----------   -----------    ----------
Expenses
  Compensation and benefits                   7,543,224     7,255,554       920,377       674,575
  Commissions and clearance paid
     to all other brokers                       419,446       628,026     5,578,124     2,728,200
  Communications                              1,106,010       995,444       384,735       289,520
  Occupancy and equipment costs               1,001,689       816,695       775,485       354,330
  Promotional costs                             249,505       523,795       514,837       241,519
  Interest expense                              606,799       101,540       459,919       249,727
  Losses in error account and bad debts         176,465        68,203        58,144        11,682
  Regulatory fees and expenses                  815,622       710,002       339,018       113,346
  Other expenses                                704,250       774,602     1,231,734       716,798
                                            -----------   -----------   -----------    ----------

                                             12,623,010    11,873,861    10,262,373     5,379,697
                                            -----------   -----------   -----------    ----------

Income (loss) before income taxes               746,065    (3,142,356)    1,167,612        81,693

Provision for income taxes                          -0-           -0-           -0-           -0-
                                            -----------   -----------   -----------    ----------

Net income (loss)                           $   746,065   $(3,142,356)  $ 1,167,612    $   81,693
                                            ===========   ===========   ===========    ==========

Net income (loss) applicable to
  common shareholders after
  dividends on preferred stock              $   545,539   $(3,571,137)  $ 1,068,584    $   81,693
                                            ===========   ===========   ===========    ==========

Earnings (loss) per share applicable
  to common shareholders                    $.       17         (1.75)  $.       30    $.      03
                                            ===========   ===========   ===========    ==========

Earnings per share - applicable to
  common shareholders
  assuming dilution                         $.       13           N/A   $.       27    $.      02
                                            ===========   ===========   ===========    ==========

Weighted average common
  shares outstanding - basic                  3,164,794     2,039,636     3,590,787     3,127,151
                                            ===========   ===========   ===========    ==========

Weighted average common
  shares outstanding - diluted                4,362,632           N/A     4,013,649     4,324,989
                                            ===========   ===========   ===========    ==========

  The accompanying notes are an integral part of these financial statements.

                           SUNPOINT SECURITIES, INC.
                 Statement of Changes in Stockholders' Equity
                 For the Years Ended October 31, 1998 and 1997

                                              Common Stock                  Common Stock               Preferred Stock
                                               Series A                      Series B                   Series A 6%
                                     ---------------------------    ------------------------    ---------------------------
                                      Shares         Dollars          Shares        Dollars      Shares        Dollars
                                     ---------------------------    ------------------------    ---------------------------
Balance at October 31, 1996             2,078,237     $   20,782           -       $     -        23,625      $  236

Prior period adjustment
                                     ---------------------------    -----------------------     -----------------------

Restated balance at
  October 31, 1996                      2,078,237         20,782           -             -        23,625         236

Issuance of stock for Radair               77,604            776

Exercise of warrants to
  purchase common stock                   316,096          3,161

Issuance of stock                                                    100,000         1,000

Return of capital
  (dividends paid)

Conversion of Preferred C
  for common series A                     107,085          1,071

Net loss
                                     ---------------------------    -----------------------     -----------------------

Balance at
  October 31, 1997                      2,579,022         25,790     100,000         1,000        23,625         236

Exercise of warrants to
  purchase common series A                256,518          2,565

Conversion of Preferred C
  for common series A                     436,856          4,368

Conversion of Preferred A
  for common series A                      16,000            160                                  (8,000)        (80)

Conversion of Preferred B
  for common series A                       3,668             37

Exercise of option -
  purchase of common stock                500,000          5,000

Purchase of treasury stock

Return of capital (dividends paid)

Net income
                                     ---------------------------    -----------------------     -----------------------

Balance at
  October 31, 1998                      3,792,064         37,920     100,000        $1,000        15,625      $  156
                                     ===========================    =======================     =======================
                                                 Preferred Stock            Preferred Stock         Additional
                                                   Series B 12%              Series C 10%            Paid-in         Treasury
                                            ------------------------   ------------------------
                                             Shares         Dollars     Shares        Dollars       Capital           Stock
                                            ------------------------   ------------------------   --------------------------------
Balance at October 31, 1996                  14,544        $   145         391,672    $  3,917       $ 3,917,751    $          -

Prior period adjustment
                                            ------------------------   ------------------------   --------------------------------

Restated balance at
  October 31, 1996                           14,544            145         391,672       3,917         3,917,751               -

Issuance of stock for Radair                                                                                (776)

Exercise of warrants to
  purchase common stock                                                                                1,196,719

Issuance of stock

Return of capital
  (dividends paid)                                                                                      (428,781)

Conversion of Preferred C
  for common series A                                                      (42,834)       (428)             (643)

Net loss
                                            ------------------------   ------------------------   --------------------------------

Balance at
  October 31, 1997                           14,544            145         348,838       3,489         4,684,270               -

Exercise of warrants to
  purchase common series A                                                                              636,038

Conversion of Preferred C
  for common series A                                                     (165,966)     (1,659)           (2,709)

Conversion of Preferred A
  for common series A                                                                                         (80)

Conversion of Preferred B
  for common series A                        (1,834)           (18)                                           (19)

Exercise of option -
  purchase of common stock                                                                               966,809

Purchase of treasury stock                                                                                              (324,441)

Return of capital (dividends paid)                                                                     (200,526)

Net income
                                            ------------------------   ------------------------   --------------------------------

Balance at
  October 31, 1998                           12,710        $   127         182,872    $  1,830       $ 6,083,783      $ (324,441)
                                            ========================   ========================   ================================
                                                          Retained            Total
                                                          Earnings        Stockholders'

                                                         (Deficit)           Equity
                                                       -----------------------------------
Balance at October 31, 1996                              $   (525,446)      $   3,417,385

Prior period adjustment                                      (568,956)           (568,956)
                                                       -----------------------------------

Restated balance at
  October 31, 1996                                         (1,094,402)          2,848,429

Issuance of stock for Radair                                                            -

Exercise of warrants to
  purchase common stock                                                         1,199,880

Issuance of stock                                                                   1,000

Return of capital
  (dividends paid)                                                               (428,781)

Conversion of Preferred C
  for common series A                                                                   -

Net loss                                                   (3,142,356)         (3,142,356)
                                                       -----------------------------------

Balance at
  October 31, 1997                                         (4,236,758)            478,172

Exercise of warrants to
  purchase common series A                                                        638,603

Conversion of Preferred C
  for common series A

Conversion of Preferred A
  for common series A

Conversion of Preferred B
  for common series A

Exercise of option -
  purchase of common stock                                                        971,809

Purchase of treasury stock                                                       (324,441)

Return of capital (dividends paid)                                               (200,526)

Net income                                                    746,065             746,065
                                                       -----------------------------------

Balance at
  October 31, 1998                                        $(3,490,693)       $  2,309,682
                                                       ===================================

      The accompanying notes are an integral part of these financial statements.

                           SUNPOINT SECURITIES, INC.
                           Statements of Cash Flows

                                                                      For the Years Ended        For the Six Months Ended
                                                                           October 31,                   April 30,
                                                                   --------------------------    -------------------------
                                                                       1998           1997           1999         1998
                                                                   -----------    -----------    -----------   -----------
Cash flows from operating activities                                                             (unaudited)   (unaudited)
 Net income (loss)                                                 $   746,065    $(3,142,356)   $ 1,167,612   $    81,693
 Adjustments to reconcile net income
  (loss) to net cash provided (used)
  by operating activities:
  Depreciation/amortization                                            113,318        121,733         60,050        32,190
  Change in assets and liabilities:
   (Increase) decrease in receivable
     from brokers, dealers and clearing organizations                  378,449       (538,158)      (509,828)      261,776
   (Increase) decrease in deposits with clearing organizations      (1,350,858)      (646,485)    (4,620,738)      (87,704)
   (Increase) decrease in receivables from customers                (3,458,414)    (6,411,159)    (3,350,924)   (2,040,771)
   (Increase) decrease in receivable from related parties              (67,351)        (9,356)       176,707      (574,979)
   (Increase) decrease in concession receivable                          5,680         (5,831)      (231,959)      157,033
   (Increase) decrease in receivables and other assets                  28,747        150,364         13,186        38,376
   (Increase) decrease in trading inventory                                 -0-        21,750             -0-           -0-
   (Increase) decrease in membership in exchanges                           -0-         6,000             -0-           -0-
   Increase (decrease) in payables to customers                     11,770,085      1,289,617     12,384,569      (300,744)
   Increase (decrease) in payable to brokers,
    dealers and clearing organizations                              (6,089,285)     6,624,471      2,467,543     2,085,758
   Increase (decrease) in accounts payable, accrued
    expenses and other liabilities                                     (65,768)       560,875         32,921      (460,936)
   Increase (decrease) in commission payable                           199,373         55,678        688,200       133,990
                                                                   -----------    -----------    -----------   -----------

Net cash provided (used) by operating activities                     2,210,041     (1,922,857)     8,277,339      (674,318)
                                                                   -----------    -----------    -----------   -----------

Cash flows from investing activities
 Sale of furniture and equipment                                        29,979        176,489             -0-       31,591
 (Increase) decrease in certificates of deposits                       881,998       (969,310)            -0-           -0-
 Purchase of furniture, equipment and leasehold improvements                -0-      (113,888)       (45,478)           -0-
 Collection on note receivables                                             -0-       414,185             -0-           -0-
                                                                   -----------    -----------    -----------   -----------

Net cash provided (used) by investing activities                       911,977       (492,524)       (45,478)       31,591
                                                                   -----------    -----------    -----------   -----------

  The accompanying notes are an integral part of these financial statements.

                           SUNPOINT SECURITIES, INC.
                           Statements of Cash Flows


                                                       For the Years Ended       For the Six Months Ended
                                                            October 31,                    April 30,
                                                     ------------------------    -------------------------
                                                         1998          1997           1999          1998
                                                     ----------   -----------    -----------    ----------
                                                                                 (unaudited)    (unaudited)
Cash flows from financing activities
 Treasury stock redeemed                               (324,441)           -0-      (374,197)           -0-
 Bank overdraft (paid back) incurred                   (328,374)      328,374             -0-           -0-
 Exercise (purchase) of warrants to purchase
  common stock                                          638,603     1,199,880       (100,127)           -0-
 Issuance of common stock                                   -0-         1,000            -0-            -0-
 Exercise of options and purchase
  of common stock                                       971,809            -0-            -0-    1,899,943
 Return of capital (dividends paid)                    (200,526)     (428,781)       (99,028)           -0-
 Redemption of preferred stock                               -0-           -0-      (147,389)           -0-
                                                     ----------   -----------    -----------    ----------

Net cash provided (used) by financing activities        757,071     1,100,473       (720,741)    1,899,943
                                                     ----------   -----------    -----------    ----------

Net increase in cash and cash equivalents             3,879,089    (1,314,908)     7,511,120     1,257,216
Cash and cash equivalents at beginning of year          234,474     1,549,382      4,200,875     1,203,784
                                                     ----------   -----------    -----------    ----------

Cash and cash equivalents at end of year             $4,113,563   $   234,474    $11,711,995    $2,461,000
                                                     ==========   ===========    ===========    ==========

Supplemental schedule of cash flow information

Cash paid during the year for:
  Income taxes                                       $       -0-  $        -0-   $        -0-   $       -0-
                                                     ==========   ===========    ===========    ==========

  Interest                                           $  606,799   $   101,540    $   459,919    $  249,727
                                                     ==========   ===========    ===========    ==========

Non-cash investing and financing activities

  Increase in subordinated borrowings                $  542,500   $        -0-   $        -0-   $  539,000
                                                     ==========   ===========    ===========    ==========

  Increase in secured demand notes receivable        $  542,500   $        -0-   $        -0-   $  539,000
                                                     ==========   ===========    ===========    ==========

In December 1996, the Company issued 77,604 (post stock split) shares of its Series A Common Stock pursuant to a plan and agreement of merger with Radair.

  The accompanying notes are an integral part of these financial statements.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements


Note 1 -  General Information and Significant Accounting Policies
          -------------------------------------------------------

          Sunpoint Securities, Inc. ("Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Chicago Stock Exchange, Incorporated, the Boston Stock Exchange, Inc. and the National Securities Clearing Corporation. The Company's customer base is located throughout the United States.

          A summary of significant accounting policies of the company follows:

          (a)  Securities Transactions
               -----------------------

               Purchase and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

          (b)  Furniture, Equipment and Leasehold Improvements
               -----------------------------------------------

               Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

          (c)  Statement of Cash Flows
               -----------------------

               The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

          (d)  Estimates
               ----------

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (e)  Advertising
               ------------

               Advertising costs are expensed as incurred.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements

Note 1 -  General Information and Significant Accounting Policies, continued
          -------------------------------------------------------

          (f)  Benefits
               --------

               Compensated absences have not been accrued because the amount cannot be reasonably determined.

          (g)  Income Taxes
               ------------

               Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

          (h)  Treasury Stock
               --------------

               The Company accounts for the purchase of treasury stock under the cost method.

Note 2 -  Fair Values of Financial Instruments
          ------------------------------------

          The carrying amounts of cash, money market mutual funds, certificates of deposits, receivables, payables and accrued expenses approximate their fair values due to the short-term nature of the items.

          Rates currently available to the Company for subordinated debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair value approximates carrying value at October 31, 1998 and April 30, 1999.

Note 3 -  Cash Segregated Under Federal and Other Regulations
          ---------------------------------------------------

          At October 31, 1998 cash, totaling $2,288,846, was segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). On November 2, 1998 an additional $700,000 was deposited to meet the required reserve of $2,828,249 at October 31, 1998.

          At October 31, 1997 cash, totaling $234,473, was segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Exchange Act. On November 3, 1997 an additional $900,000 was deposited to meet the required reserve of $1,057,940 at October 31, 1997. On November 4, 1997, $637,031 was removed creating a deficiency of $560,498.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements

Note 4 -  Memberships in Exchanges
          ------------------------

          (a)  Chicago Stock Exchange Membership
               ---------------------------------

               The membership in the Chicago Stock Exchange, Incorporated. is carried at a cost of $29,000 at October 31, 1998. The bid price on October 31, 1998 was $46,000.

               One seat on the Chicago Stock Exchange, Incorporated. was sold on October 30, 1998, for $43,000 and on October 28, 1997 for $35,000.

          (b)  Boston Stock Exchange
               ---------------------

               The membership in the Boston Stock Exchange is carried at a cost of $6,500 at October 31, 1998.

Note 5 -  Lease Commitments
          -----------------

          The Company has entered into long-term lease commitments for office space and equipment rental. The aggregate future minimum rentals under these operating lease agreements are summarized as follows:


               Year Ending             Office     Office
               October 31,            Equipment    Space      Total
               -----------            ---------   -------     -----
                  1999                 $219,614   $248,340   $467,954
                  2000                  163,275    103,302    266,577
                  2001                   87,137     21,267    108,404
                  2002                   17,400         -0-    17,400
                                       --------   --------   --------

                                       $487,426   $372,909   $860,335
                                       ========   ========   ========


          Rental expenses charged to operations for the years ended October 31, 1998 and 1997 were $338,310 and $337,375, respectively.

Note 6 -  Net Capital Requirements
          ------------------------

          Pursuant to the net capital provisions of Rule 15c3-1 of the Exchange Act, the Company is required to maintain a minimum net capital as defined under such provisions. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At October 31, 1998, the Company had net capital of $2,105,456, which was 19.0% of aggregate debit balances and $1,855,456 in excess of required net capital.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements


Note 6 -  Net Capital Requirements, continued
          ------------------------

          At October 31, 1997, the Company had deficit net capital of approximately $(1,220,064) and net capital requirements of approximately $250,000.

Note 7  - Receivable From and Payable to Brokers, Dealers and Clearing
          ------------------------------------------------------------
          Organizations
          -------------

          Receivables from and payable to brokers arise from the settlement of securities transactions executed for customers or the Company.

          The receivables are generally collected within thirty days and are collateralized by securities in physical possession, on deposit or receivable from customers or other brokers. The Company does business with brokers that are generally located throughout the United States that are members of the major securities exchanges.

          Payable to brokers and dealers are as follows:
                                                                     1998
                                                                  -----------

          Payable to brokers due upon the receipt of securities   $   535,186

          Amount borrowed from brokers collateralized by
          customer margin account securities with a fair
          market value of $14,184,954 and bears interest at
          7 3/4%                                                    9,672,726
                                                                  -----------

                                                                  $10,207,912
                                                                  ===========

Note 8 -  Receivable From and Payable to Customers
          ----------------------------------------

          Receivable from and payable to customers arise from cash and margin transactions executed by the Company on their behalf. Receivables are collateralized by securities with market values in excess of the amounts due. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements. Receivables are primarily from retail customers.

Note 9 -  Furniture, Equipment and Leasehold Improvements
          -----------------------------------------------

          The classes of furniture, equipment and leasehold improvements and the related accumulated depreciation (amortization) are as follows:

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements

Note 9 -  Furniture, Equipment and Leasehold Improvements, continued
          -----------------------------------------------


                                                     1998
                                                     Cost
                                                  ---------
               Computer equipment                $ 433,394
               Other equipment                      63,680
               Furniture                             1,714
               Leasehold improvements              105,695
                                                  --------
                                                   604,483
               Less: accumulated depreciation      313,929
                                                  --------

                                                 $ 290,554
                                                 =========

          Depreciation expense was $113,318 and $121,733 for the years ended October 31, 1998 and 1997, respectively and is shown in occupancy and equipment cost.

Note 10 - Credit Risk
          -----------

          The Company has concentrations of credit risk arising from cash deposits with banks in excess of federally insured limits.

Note 11 - Financial Instruments With Off-Balance Sheet Risk
          -------------------------------------------------

          In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

          The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

          The Company arranges secured financing by pledging Company and unpaid customer securities for securities loaned and, to satisfy margin deposits of clearing organizations and other broker/dealers. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements


Note 12 -  Commitments and Contingencies
           -----------------------------

           The Company agreed with the National Securities Clearing Corporation. as a condition of membership that it would maintain at all times excess net capital above $500,000.

           Cause No. 236-169214-97, Adderly, et. al.; in the 236th Judicial
           -----------------------------------------
           District Court, Tarrant County, Texas is a suit claiming negligent misrepresentation, negligence, breach of fiduciary duty, bad faith, fraud, constructive fraud, fraudulent inducement, securities fraud, violations of the Texas Deceptive Trade Practices Act Conspiracy, etc. and seeks actual damages in excess of $10,000,000 and exemplary damages not to exceed $40,000,000. Management is of the opinion that the Company has meritorious defenses. Management plans to contest the case vigorously. However, the Company has and will continue to discuss an out-of-court settlement through its continuing mediation with the Plaintiffs, to the extent such discussions can formally resolve such matter. However, because of the number of Defendants in the case, the Company is unable to predict (if an unfavorable outcome occurs) what portion, if any, the Company would ultimately be responsible to pay and whether the Company will be held jointly and severally liable for the entire loss, if any. The Company is unable to predict the amount of insurance proceeds, if any, which may be paid on the Company's behalf. No amounts have been accrued in the financial statements regarding this suit.

           The SEC has commenced a formal investigation to determine whether any persons or entities have engaged or are about to engage in violations of Sections 5(a), 5(c), and 17(a) of the Securities Act of 1933, as amended (the "1933 Act"), and Sections 10(b) and 15(c)(1) of the Exchange Act and Rules 10b-5 and 15c-1 thereunder or failing to reasonably supervise persons who may have committed such violations within the meaning of Section 15(b)(4) of the Exchange Act arising out of alleged offerings of securities without registration or an exemption therefrom and alleged untrue statements or omissions of material facts concerning the risks associated with investments, suitability of investments, and/or the actual prospects for the issuer.

           The Company is also in additional litigation in varying amounts. The financial statements include a liability of $312,475 as of October 31, 1998 related to legal matters and arbitrations.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements


Note 13 - Stockholders' Equity
          --------------------

          Series A Common Stock

          Shares reflected as issued and outstanding include shares that stockholders were entitled to receive that had not been issued as of October 31, 1998. 87,200 shares are held in treasury stock at October 31, 1998 and 271,664 shares are held in treasury at April 30, 1999.

          Series B Common Stock

          The series B common stock is equal in all respects to all other shares of common stock, except that each share is entitled to fifteen (15) votes on all matters submitted to a vote of stockholders.

          Rights of Preferred Stockholders

          The Series A, B and C Preferred Stock issues have certain preferred rights over any and all other series of stock now outstanding or which may hereafter be issued by the Company with respect to payment of dividends, payment on account of redemption, and payments upon dissolution, liquidation, or winding up. The shares of Series A, B and C Preferred Stock have no right to vote on any matter coming before a vote or, or requiring action of, the equity holders of the Company, except to the extent otherwise required by the Texas Business Corporation Act or other applicable laws.

          The holders of Series A, B and C Preferred Stock are entitled to receive dividends out of funds legally available therefor (out of surplus or earnings), at the rate of 6% and 12% per annum and $1 per share, respectively, from the date of issuance. Such dividends are payable on a calendar quarter basis if, as and when declared by the Board of Directors, and are cumulative.

          No dividends on the Common Stock or any other series of preferred stock may be declared and paid unless dividends on the Series A, B and C Preferred Stock have been currently paid and are not in arrears.

          Before any payments in liquidation on shares of Common Stock or any other series of preferred stock may be made, the holders of the Series A, B and C Preferred Stock are entitled to receive, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, an amount equal to $8.00, $12.00 and $10.00 per share, respectively, of Series A, B and C Preferred Stock held by each holder, plus an amount equal to any accrued but unpaid dividends.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements


Note 13 -   Stockholders' Equity, continued
            --------------------

            The shares of Series A, B and C Preferred Stock are convertible at the option of the holder at any time into Common Stock on a one-for-two basis as a result of the stock split. The conversion ratio is subject to adjustment upon the occurrence of certain events, such as stock dividends and recapitalizations, in order to prevent dilution of the conversion ratio.

            Commencing the earlier of 24 months after issuance of the Series A, B and C Preferred Stock or the commencement of a public offering for the Common Stock, the Series A, B and C Preferred Stock will be redeemable, in whole or in part at the option of the Company, at a redemption price equal to $8.00, $12.00 or $10.00 per share, respectively, plus accumulated but unpaid dividends.

            Warrants Exercisable at $4

            The Company has 89,293 of these warrants outstanding at October 31, 1998 which are exercisable for $4 toward the purchase of Series A common stock through December 31, 1998. Each warrant is exercisable for 2 shares of stock. The Company has the option to redeem these warrants at the price of $8 per warrant at any time.

            During the year ended October 31, 1998, 128,259 warrants were exercised for $638,603 to purchase 256,518 shares of series A common stock. During the year ended October 31, 1997, 306,048 warrants were exercised for $1,199,880 to purchase 316,096 shares of Series A common stock.

            Capital Changes
            ---------------

            Effective September 29, 1997 the Company's series A common stock was split 2 for 1. All shares presented in these financial statements are retroactively restated to reflect the capital structure changes.

Note 14 -   Related Parties
            ---------------

            The following related party transactions were paid during the years ended October 31, 1998 and 1997:

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements



Note 14 -   Related Parties, continued
            ----------------
                                                   1998          1997
                                                  -------       ------

                    Sunpoint Printing, Inc.       $108,290    $ 50,285
                    Sunpoint Electric, Inc.            774       6,533
                    Sunpoint Aviation, Inc.        385,572      48,993
                    Sunpoint The Cafe                   -0-      5,299
                    Sunpoint Insurance Agency           -0-      6,493
                                                  --------    --------

                                                  $494,636    $117,603
                                                  ========    ========


            Sunpoint Printing, Inc. provides document and form printing. Sunpoint Electric, Inc. provides office repairs for wiring. Sunpoint Aviation, Inc. provides flights and rental cars for broker recruitment, consultants' use and compliance meetings. Sunpoint The Cafe provides food services. Sunpoint Insurance Agency provides administrative services.

            There was a receivable from the principal stockholder at October 31, 1998 of $64,082, as well as, receivables from entities owned by the principal stockholder of $92,625.

            During the year ended October 31, 1997 the principal shareholder purchased furniture and computer equipment from the Company at net book value of $176,489, which in management's opinion approximates fair market value. These assets originally cost $196,132 less accumulated depreciation of $19,643.

            Sunpoint issued a stock option to its principal stockholder for the purchase of 250,000 shares of Series A Common stock at an exercise price of $2 per share, which, if not exercised, would expire on September 23, 1999. In August 1998, Sunpoint amended the stock option exercise price to $.01 per share in recognition of a contribution to capital on behalf of the principal stockholder by a related company in the amount of $969,309 as of December 30, 1997. At this time, principal stockholder exercised the option and purchased 250,000 shares of Sunpoint's Series A common stock for $2,500. A total of $971,809 was paid with the exercise of the option to purchase this stock. The Stock Option Agreement provided that the "...number of shares of...stock subject to this option shall be proportionately adjusted for any changes in the stock structure of the Company due to stock dividends, ..(or) stock splits..." Pursuant to the Stock Option Agreement, an additional 250,000 shares are owed.

            Certificates of Deposit of $87,312 owned by the Company at October 31, 1998 were pledged against debt of the principal stockholder or entities controlled by the principal stockholder.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements

Note 15 - Income Taxes
          ------------

          Current income tax expense of $281,551 for the year ended October 31, 1998 was offset by the benefit of the net operating loss carryforward from prior years.

          At October 31, 1998, the Company had a net operating loss carryforward of approximately $3,526,715 which may be offset against future taxable income. The operating loss carryforward expires between 2004 and 2012. The tax benefit of $1,325,142 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:



                                   Deferred                       Deferred
                                   Tax Asset       Current       Tax Asset
                                  October 31,      Period        October 31,
                                     1997          Changes          1998
                                  ----------      ---------      ----------


          Federal                   $ 1,453,851   $(254,767)   $ 1,199,084
          State                         152,842     (26,784)       126,058
                                    -----------   ---------    -----------

                                      1,606,693    (281,551)     1,325,142
          Valuation allowance        (1,606,693)    281,551     (1,325,142)
                                    -----------   ---------    -----------

          Net                       $        -0    $     -0-    $       -0-
                                    ===========   =========     ==========

Note 16 - Liabilities Subordinated to Claims of General Creditors
          -------------------------------------------------------

          Borrowings under subordination agreements at October 31, 1998 are as follows:

          Liabilities pursuant to secured demand
           note collateral agreements - 8%, due
           December 31, 2000, fully collateralized
           by securities                                       $ 542,500
                                                               =========



          The Company paid $35,000 in interest during the year ending October 31, 1998.

          The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the uniform net capital rule of the Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

                           SUNPOINT SECURITIES, INC.
                       Notes to the Financial Statements


Note 17 - Prior Period Adjustment
          -----------------------

          During the year ended October 31, 1996, research and development costs were incorrectly capitalized resulting in the understatement of the reported net loss in the Company's previously issued financial statements. Retained earnings as of October 31, 1996 has been restated to reflect the correction of this error as follows:

                                                            Retained Earnings
                                                                 (Deficit)
                                                            -------------------
              As previously reported,
              October 31, 1996                               $   (525,446)
              Adjustments:
                Write off of research and development costs      (568,956)
                                                             ------------

              As restated, October 31, 1996                   $(1,094,402)
                                                             ============

Note 18 -      Subsequent Events
               -----------------

               In April 1999, the NASD Regulation, Inc. (the "NASDR") contacted the Company regarding an issue arising as a result of a regulatory examination. The NASDR alleged that the Company had "oversold" a debt offering of a related entity because the total investment exceeded the total amount offered of $2,500,000. The Company has issued a right of rescission to all existing noteholders whereby each investor requesting rescission will receive both the principal amount and all interest due on or before July 18, 1999. As this matter is in informal preliminary stages, legal counsel is unable to offer any opinion as to any potential liability or other adverse consequence to the Company.

               The additional 250,000 shares of Series A common stock related to the stock option discussed in Note 14 was issued in June 1999.

                             PART III - FORM 10-SB

ITEM 1.                               INDEX TO EXHIBITS

Exhibit No.    Description                                                                             Page
-----------    ------------                                                                            ----
   2.1         Restated Articles of Incorporation of Sunpoint Securities, Inc. filed June 30, 1999      73
   2.2         Restated Bylaws of Sunpoint Securities, Inc..........................................   109
   3.1         Sample Series A Common Stock Certificate.............................................   120
   3.2         Sample Series A Convertible Preferred Stock Certificate..............................   121
   3.3         Sample Unit Certificate..............................................................   122
   6.1         Articles of Merger filed December 18, 1996...........................................   123
   12.1        Consent of Carmela Davis-Goodman.....................................................   125
   12.2        Consent of Independent Auditors Dated June 18, 1999..................................   126
   27          Financial Data Schedule..............................................................   127

ITEM 2.       DESCRIPTION OF EXHIBITS

Exhibits identified in the Index above are bound and included herewith.

                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, Sunpoint caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SUNPOINT SECURITIES, INC.
                              (Registrant)

Date:  June 29, 1999              /s/ V. Lewis
                              By: -------------------------
                                  Van R. Lewis, III
                                  President & Chief Executive Officer

                                       72